Form 10-K, Exhibit 13
MOD PAC CORP
filed 2003-03-28
CIK 1191857

MOD-PAC CORP.

Challenging the World of Print

2002 ANNUAL REPORT

A specialized short-run printer and a designer and manufacturer of paperboard packaging which serves customers around the world. MOD-PAC's history dates back to 1881, when we began as a regional supplier of paperboard packaging. Over time, we have broadened our product offerings and expanded our market presence. We now manufacture products for over 7,000 customers and ship to more than 100 countries around the world.

Consistently growing at a faster rate than the printing industry in general over the last five years, our key differentiator is our success at being a Just-in-time supplier of specialized, quality print products at highly competitive rates. MOD-PAC's uniqueness stems from a focus on advanced technologies and operational expertise. We apply lean manufacturing processes coupled with state-of-the-art printing technologies to challenge our competition and expand our market share.

We provide products in two primary categories, folding carton packaging and full-color print-on-demand.

OUR STRATEGY

MOD-PAC's strategy is to grow our global market share by leveraging our operational expertise to provide low cost, quality products to meet the needs of our customers through dramatically reduced cycle times relative to industry standards. We believe we can capitalize on our progressive initiative with VistaPrint, a leading internet print marketer, to harness a large volume of business gained through aggregated orders that provide extensive economies of scale. Also, MOD-PAC will use its advanced computer-to-plate and digital print technologies combined with its creative capability to address complex packaging needs to grow its market share in the specialized folding carton market where high variability in output and just-in-time delivery are critical to our customers success.

Folding Carton Packaging

Custom Folding Cartons: We engineer, print and finish paper-board packaging for consumer goods. Our cartons fill unique requirements such as protective structure, marketing aesthetics, and product differentiation. We target consumer goods customers that have high product variability and are make ready" intensive. Our customers are generally in the healthcare, pharmaceuticals, confectionary and automotive sectors, including private label manufacturers.

Stock Boxes: Primarily for the global confectionary market, we also provide stock boxes during the holiday season to gift retailers and for general consumer use.

Full Color Print-on-Demand

Short-run Commercial Printing:  Primarily sold through internet-based outlets that aggregate orders from around the world, we take advantage of these large order flows to provide select products such as business cards, direct mail pieces and marketing brochures on an as ordered basis. This effective approach eliminates the need to stock inventory and is targeted toward the extensive small office/home office market (SOHO).

Personalized Printed Products: In addition to providing marketing products to the SOHO market, we provide distinctive designs for social occasions. We personalize specialty items such as invitations, napkins, and stationery.

Financial Highlights

	2002	2001	2000	1999	1998

Performance:
Net Sales	$32,121	$30,842	$26,464	$24,325	$22,189
Cost of Products Sold	$24,110	$23,350	$18,710	$16,727	$12,956
Gross Margin	$24.9%	24.3%	29.3%	31.2%	32.5%
Net Income	$1,959	$1,733	$2,742	$2,539	$1,905
Net Margin	6.1%	5.6%	10.4%	10.4%	8.6%
Basic Earnings Per Share	$0.49	$0.43	$0.70	$0.66	$0.5
Weighted Average Shares Outstanding - Basic	4,100	4,026	3,915	3,855	3,924
Diluted Earnings Per Share	0.48	$0.42	$0.68	$0.64	$0.48
Weighted Average Shares Outstanding - Diluted	4,100	4,108	4,007	3,975	3,924
Return on Average Assets	5.90%	6.0%	10.1%	10.0%	8.5%
Return on Average Equity	9.80%	7.0%	12.2%	12.9%	10.8%

Year End Financial Position:
Total Assets	$30,042	$29,682	$27,873	$26,445	$24,262
Long Term Debt	$4,412	290	448	618	981
Shareholders' Equity	$20,389	25,494	23,761	21,019	18,480
Book Value Per Share	$5.18	$6.48	$6.04	$5.34	$4.70

Other Year End Data:
Depreciation and Amortization	$3,054	$3,004	$2,938	2,754	2,360
Capital Expenditures	$8,014	$1,427	$1,316	4,957	$5,872
Shares Outstanding	2,969	2,831	$2,572	2,504	2,438

Dear Fellow Shareholder:

A New Beginning:  A Constant Course

With the distribution of our common stock on March 14, 2003, we begin a new chapter in our history distinct from our long time parent, Astronics Corporation. Independent of Astronics, which is primarily an aerospace lighting systems company, we believe that we can more clearly communicate our value to the capital markets and better position ourselves as a significant competitor in the specialized short-run, full-color print-on-demand and custom designed folding carton packaging markets.

With this new beginning, we are excited about what our future holds. Yet, we will continue with the same determination we have historically demonstrated to excel at our business, to challenge the standard perceptions of the printing and packaging industry through technology and unique operational processes, and to relentlessly provide our customers innovative approaches to their printing and packaging needs. We are ready and able to demonstrate our ability to effectively manage our opportunities, efficiently run our business and aggressively lead the print and packaging industry in the use of technology and processes that improve service, reduce cycle times and expand margins.

2002 Financial Results

We continued to grow our foothold in a unique market niche for aggregated orders through internet marketers for full-color short-run printing which resulted in an increase of $3.0 million in sales in 2002, more than offsetting the $1.8 million decline from the custom folding carton product line. Total net sales for 2002 were $32.1 million, up 4.1% from $30.8 million in 2001. The custom folding carton market was dampened in 2002 by the economy as customers rationalized product lines and reduced order levels.

Gross margin improved to 24.9% of sales in 2002 compared with 24.3% in the prior year, supported by the higher level of sales. Additionally, the short-run commercial print business, because of tile nature of our arrangement with our key customer for this market, has a higher gross margin than the average gross margin we realize with the custom folding carton product line.

We use several measures to gauge our profitability relative to our goals and to the industry and our peers such as return on equity (ROE) and return on assets (ROA). Return on equity was 9.8%, while return on assets was 5.9% in 2002.  Comparatively speaking, our print and packaging peers tend to average ROE and ROA's of less than 8% and 5%, respectively.

Expanding Capacity and Reducing Cycle Time

We differentiate ourselves in this industry not just in the level of growth through market share that we have been able to capture, but also in our methods for managing our business and our assets. We continue to upgrade our equipment and expand our capacity. Capital expenditures in 2002 were $8.0 million, which included approximately $2.7 million for the construction in progress related to a cogeneration facility to generate electricity, heat and air conditioning. The new power supply, which will be completed in April of 2003, will cost effectively support the two new high speed presses we are bringing on line in 2003, and can handle additional incremental power demands to include additional cutting and finishing equipment. The cogeneration facility will also provide the temperature and humidity control needed to produce top quality product for our customers more cost effectively. Capital expenditures in 2003 are planned to be in the range of $4.0 million to $6.0 million, of which approximately $4.0 million are associated with completion of our capacity expansion and cogeneration facility.

Critical to our success is very short product and print cycle times. Our computer-to-plate capabilities combined with our unique approach to reducing press set-up time enables us to flow large volumes of small individual orders through our processes in a highly efficient manner. Additionally, complete orders are pulled through our facility to the point of shipping with minimum batching or stocking. We have created a lean process that ideally couples the use of automation and the computer with an effective flow through the plant.

Importantly, for our folding carton line, our operations are set-up to handle significant variability in orders to meet customer needs, and then cut, finish and ship with such timeliness that our customers do not have to stock large quantities of inventory.  This just-in-time approach to printing reduces cost and waste and improves speed to market. It has enabled us to capture greater market share in serving the consumer goods sector.

Growing Volume and Increasing Market Share

Print on demand: Our fastest area of growth is in the quick print market where we have an exclusive relationship to serve the North American market for VistaPrint Limited, an internet marketer and distributor. In effect, VistaPrint serves as our front-end sales operation collecting and aggregating over 6,000 orders per day.

They send to us the computer images needed to print the requested products. We are able to take the images to press and ship within hours of

Although we are the exclusive printer for VistaPrint in North America, we are currently shipping to over 100 countries worldwide. In addition to its line of business cards and direct mail post card pieces, we have recently added marketing brochures to the product line. Because the brochures are 15 times larger than business cards, they offer the opportunity for substantial increases in print volumes.

The internet market channel also offers an opportunity to expand our reach in the personalized print market.

Folding Cartons: Whether stock boxes or custom designed, our low cost operations with our high speed turn around provides us a competitive edge in this market and facilitated our earning a leadership position in the sectors we serve. Our in-house design capabilities enable us to address complex folding carton needs, and provide alternative solutions to reducing waste, improving packaging, and addressing the aesthetics of point-of-sales presence. We continue to attract major new customers as we demonstrate our ability to supply their needs in just-in-time fashion.

Additionally, we have added new techniques and print finishes that can inexpensively enhance our customers products.

The printing industry will be significantly restructured with the growth of the internet. We believe that we have ideally harnessed, through our partnership, the economies of scale that centralized plant operations can provide. Likewise, the significant improvements in technology, graphics, and software have only enhanced our ability to challenge the methods and approaches of a mature industry that has struggled through much change over its history. Given our financial health, our astute use of our assets, and our focus on operational expertise, we believe we are well positioned to continue to challenge the standard industry model and to consistently generate levels of growth greater than industry averages.

We sincerely appreciate your interest in MOD-PAC.

With kind regards,

 /s/ Kevin T. Keane

Kevin T. Keane, Chairman

/s/Daniel G. Keane

Daniel G. Keane, President and CEO

March 20, 2003

The printing industry is one of the largest in the United States, with total annual U.S. sales of approximately $160 billion. Contrary to the slow growth of the print industry which has had a compound annual growth rate since 1996 of under 5%, MOD-PAC has outperformed the industry growth rate over the past five years as we gained market share through our responsive service enabled by technology, creative management, lean operations and continued investment in state-of-the-art equipment.

The printing industry, despite some degree of consolidation over the last few years, remains highly fragmented with over 45,000 printing establishments in the U.S. alone. A highly competitive arena, MOD-PAC vies with the largest paperboard packaging manufacturers, as well as with local print shops with less than 10 employees. The competitive advantage that has enabled our growth in a mature industry is our ability to produce a high volume of orders at a competitive price on a just-in-time basis.  Through a comprehensive line of solutions that address the specialized needs of our customers, we bring operational flexibility, delivery capabilities and product creativity to our customers who need to remain competitive in their markets.

We serve two particular product categories in the printing industry, paper board packaging and commercial short run printing. Together these product categories comprise a large portion of the industry with over $80 billion in annual sales which provides ample opportunity for gaining market share.

Paperboard Packaging

According to Print Industry of America, Inc., the packaging segment of the print industry accounts for almost 15% of total printing sales, or approximately $22 billion in sales. It includes envelopes and flexible packaging in addition to folding cartons. MOD-PAC addresses a very defined product line within this category as a designer and manufacturer of folding carton packages. We serve primarily consumer packaging needs for market sectors such as pharmaceuticals, automotive, health-care, and confectionary, that require high variability in their printed product and just-in-time delivery.

We create custom designed folding cartons that are often complex in configuration to address special packaging needs whether the requirements demand product protection, specific display characteristics, or marketing enhancements for size, shape and color. In recent years, we have grown market share and expanded our customer base with larger volume customers such as Tyco Healthcare and Hershey's.

Short-Run Commercial Print

A specialty market within the commercial print industry, MOD-PAC has rapidly been gaining ground in serving this new market as a result of our partnership with VistaPrint. Targeting the massive small office/home office market through the internet, VistaPrint captures orders for business cards, direct mail pieces and marketing brochures and provides the aggregated orders to us for fulfillment.

Sales have grown from just $.6 million in 2000 to $6.2 million in 2002. We anticipate approximately $12 million in sales for this product line in 2003. We have the competitive advantage of early entry into this market. We are successful because of the creative operational approach we have taken to address this market sector's needs.

Financial Summary

MOD-PAC'S net sales grew by 4.1 percent to reach $32.1 million in 2002. We continue to leverage our world-class capabilities for customers that require high variability in their print needs and just-in-time delivery. We have a long history of short-run production In both the packaging and personalized print product industries. In partnership with Internet distributors, we axe aggressively pursuing opportunities in the short run commercial print Industry. Our net sales in this exciting new market segment grew to over $6 million in 2002, over 8x our 2000 sales of $ .7 million when we entered this market.

Management's Discussion and Analysis

Net Sales

Net sales were up 4.l% in 2002 compared with 2001. For the year 2002, net sales were $32.1 million compared with $30.8 million in 2001, an increase of $1.3 million. Short run commercial printing, which had net sales of $6.2 million for the year, generated the growth; nearly double the 2001 level of $3.2 million. This area of our business saw consistent growth in each quarter through 2002. We expect that trend to continue for each quarter of 2003. The growth in short run commercial printing more than offset the decline in sales of the custom folding carton product line for 2002. For the first time in many years, this product line had a decrease in volume, as net sales in 2002 were $13.7 million compared with $15.1 million in 2001. The decrease mostly occurred in a couple of our key accounts. We have confirmed with these customers that another supplier has not displaced us in our relationships. The decreases are a direct result of volume declines that they have experienced for their products or from product line rationalizations, all as a result of the current weak economy. However, volumes at these customers are expected to recover in 2003.

Net sales for 2001 increased by $4.3 million to $30.8 million from $26.5 million in 2000, an increase of 16.5%.  Our internet-based short run commercial printing accounted for $2.6 million of this increase. This business was launched in May of 2000, so 2001 revenue reflected increased sales momentum and a full year of business. In 2001, short run commercial printing net sales were $3.2 million, compared with $.6 million in 2000. Our custom folding carton products accounted for the balance, $1.7 million, of the increase in net sales.

Cost of Goods Sold

Cost of goods sold as a percentage of net sales declined 0.6% in 2002 to 75.1% compared with 75.7% in 2001.

This was a function of higher sales volume, which offset approximately $400 thousand of increased fixed costs associated with a six-color high speed printing press, which was brought on line late in 2001. Cost of goods sold as a percentage of net sales increased 5.00/o in 2001 to 75.7~~/o compared with 70.70/o in 2000. The primary factor in this was product mix. Our cost as a percentage of net sales to produce custom folding cartons and short run commercial printing is generally higher than our stock box production costs. Custom folding carton and short run commercial printing comprised 600/u of our net sales in 2001 compared with 540/u in 2000 and 500/u in 1999.

Selling, General and Administrative Costs

Selling, general and administrative expenses have increased moderately, as a percentage of net sales, during the three-year period ended December 31, 2002. In 2002, these expenses were 12.4% of sales compared with 12.0% and l1.6% in 2001 and 2000, respectively. The majority of these costs are related to salaries and benefits for sales and administrative personnel, which have increased due to additional headcount, salary adjustments and increased costs for benefits such as employee medical and dental.

Corporate Expense Allocation

Expense allocations from Astronics Corporation are based mainly on MOD-PAC CORP.'s proportion of total net sales of Astronics Corporation, which was 42.4%, 36.l%, and 36.8% in 2002, 2001, and 2000, respectively. These costs as a percentage of our net sales each year were 3.1% in 2002, 2.9% in 2001 and 3.7% in 2000. Included within this corporate expense allocation are employee salary and benefits costs, professional fees, supplies, data processing, depreciation and shareholders relations. The increase, as a percent of sales, in 2002 of 0.2% was a result of the increase in our proportion of Astronics' total net sales. The decrease, as a percent of sales, in 2001 of 0.8% was a result of the decrease in our proportion of Astronics' total net sales while our sales were increasing.

Provision for Income Taxes

Our effective income tax rate was 35.2% in 2002, compared with 39.4% in 2001. The 2001 tax rate was higher than normal due to a valuation allowance for deferred tax assets recorded in that year. The effective tax rate was 29.1% in 2000, which was favorably affected by a reduction in the valuation allowance on deferred tax assets related to New York State investment tax credits.

Net Income

Net income in 2002 was $2.0 million, an increase of $0.2 million. This increase was a result of higher operating income, due to increased sales, and a lower effective income tax rate.

Net income in 2001 was $1.7 million, down $1.0 million from $2.7 million in 2000, mainly as a result of a decrease in operating income as a result of lower margins on sales due to the increase in costs of products sold as a percentage of net sales.

Liquidity

In 2002, cash provided by operating activities was $6.8 million compared to $4.2 million in 2001, an increase of $2.6 million, primarily because the Company was able to reduce cash used to fund working capital components in that year by $1.8 million compared with $0.6 million used to fund working capital components in 2000.

Cash provided by operating activities in 2001 was $4.2 million compared with $3.9 million in 2000. In 2001 the cash required to fund growth in working capital components was $1 million less than the cash required in 2000, which offset the decline in net income in 2001 compared to 2000.

Capital expenditures in 2002 were $8.0 million compared with $1.4 million in 2001 and $1.3 million in 2000. Most of these expenditures are related to additional production equipment and, to a lesser extent additional production facilities. In 2001 we also acquired the property rights to production equipment valued at $3.1 million through a long term operating lease.

The $8.0 million of capital expenditures in 2002 is part of a $12.0 million capital improvement program, which will increase our production capacity by over 50%. This $8.0 million in expenditures includes approximately $1.0 million to equip a pilot product facility in Waltham, Massachusetts pursuant to our supply agreement with VistaPrint. Our $12.0 million capital improvement program also includes the installation of a 2.1 Megawatt power plant that will ensure source and stability of power to operate our production equipment. This power plant will also enable us to condition our raw paper stock before it is released to production so that production efficiencies will be realized. The program will be completed in May of 2003.

We paid a $7.0 million dividend to Astronics at December 31, 2002 in connection with the Distribution. At December 31, 2002 we owed Astronics Corporation $4.8 million. Astronics continued to advance us funds until we closed on a $10 million term loan facility in February 2003, subsequently we paid off all amounts due Astronics. In addition to the term loan facility we have a line of credit available from a commercial bank for $6 million. The term loan will be amortized over seven years and will bear interest at floating rates, which are expected to be 10% over LIBOR. The term loan is secured by our production equipment. The line of credit loan is unsecured, and amounts outstanding, if any, will bear interest generally at 10% over LIBOR. We are required to maintain certain financial covenants with regard to net worth, leverage and debt service coverage. The net worth requirement will limit our ability to pay dividends to 75% of our annual earnings after December 31, 2002, however we have no intention of paying dividends for the foreseeable future.

We believe that cash flow from operations, the proceeds of the term loan and amounts available on the line of credit are sufficient to meet our cash requirements for operations, capital expenditures and debt service for 2003.

Market risks

As a result of short cycle times the Company does not have any long-term commitments to purchase production raw materials or sell products that would present significant risks due to price fluctuations. Raw paper stock is available to us from multiple domestic sources; as a result, we believe the risk of supply interruptions due to such things as strikes at the source of supply or to logistics systems is limited.

We had no substantial interest rate risks relating to outstanding debt at December 31, 2002 because our interest-bearing debt was only $291,000. At December 31, 2002, we owned an option to fix the interest rate on a LIBOR-based loan at 5.25% with respect to $5.0 million of the $10 million floating rate (LIBOR based) seven-year term debt which we closed on in February. This option, which had a cost of $103,000, has been marked to its fair market value at December 31, 2002, which was zero. This option expires on March 31, 2003. There is no additional cash payment required to exercise this option or to let it expire unexercised.  We have no foreign operations nor do we transact any business in foreign currencies. Accordingly, we have no foreign currency market risks.

Recently Issued Accounting Standards

There are no recently issued accounting standards that will have a material impact on our financial position or results of operations.

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) is not amortized but is subject to annual impairment tests in accordance with the Statements. This statement is effective for our 2002 fiscal year. These new rules do not have a material impact on our financial position or results of operations because we have no material amounts of goodwill and other intangibles assets deemed to have indefinite lives.

In October 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long -Lived Assets. This statement is effective for our 2002 fiscal year. This statement provides additional guidance on estimating cash flows when performing recoverability tests, requires that a long-lived asset (group) to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset (group) as "held for sale." These new rules regarding long-lived asset impairment and disposal do not have a material.

In 2002, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 146, Costs Associated with Disposal Activities. This new accounting standard is effective for our 2003 fiscal year and no material impact on our financial position or results of operations is expected because we do not expect to engage in any asset disposals nor exit any activities in the foreseeable future.

Critical Accounting Policies

The preparation of financial statements in accordance with generally accepted accounting policies requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. In developing such estimates, management evaluates the facts known to it at the time and applies such facts within the framework of certain critical accounting policies that govern valuation allowances of the Company's assets. These policies include determining the need for a valuation allowance with respect to doubtful accounts receivable, lower of cost or market reserves related to the Company's inventories, depreciation allowances and impairment reserves with respect to the Company's long-lived assets and valuation allowances with respect to the reliability of deferred tax assets. Often, management must make certain assumptions about the future when applying these policies. Management uses past experience in developing such assumptions about the future. Actual experience will be different than the assumptions made and the differences could result in material adjustments to management's estimates.

Specifically and with respect to deferred tax assets, the Company had gross deferred tax assets at December 31, 2002 of $1.5 million, which relate primarily to New York State Investment Tax Credits. These credits are subject to certain statutory provisions, such as the length of available carry forward period and minimum tax, which reduces the probability of realization of the full value of such credits. Management established a reserve of $0.7 million for these credits based on actual historical realization rates and the statutory carry forward period. The reserve is reviewed at least annually.

Report of Independent Auditors

ERNST & YOUNG LLP

We have audited the accompanying balance sheets of MOD-PAC CORP. as of December 31, 2002 and 2001, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MOD-PAC CORP. at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/Ernst & Young LLP

Buffalo, New York

January 24, 2003

except for Note 1 as to which the date is February 20, 2003

and Note 3 as to which the date is March 13, 2003

Consolidated Balance Sheet

at December 31,
(in thousands, except share data)	2002	2001
Current Assets
Cash	$1	$1
Trade accounts receivable:
VistaPrint (note 5)	927	1,944
All other customers	2,803	3,023
Allowance for doubtful accounts	(4)	(26)
Net trade accounts receivable	3,726	4,941
Due from Astronics Corporation	-	3,933
Inventories	2,868	2,502
Prepaid expenses	87	201
Total Current Assets	6,682	11,578
Property, plant and equipment, at cost
Land	463	363
Buildings and equipment	7,745	7,065
Machinery and equipment	30,895	28,076
Construction in progress	4,616	200
	43,719	35,704
Less accumulated depreciation and amortization	21,048	18,005
Net property, plan and equipment	22,671	17,699
Other assets	689	405
Total assets	$30,402	$29,682
Current liabilities
Current maturities of long-term debt	630	158
Account payable	1,330	870
Accrued expenses	806	767
Total current liabilities	2,766	1,795
Long-term debt	4,412	290
Deferred compensation	606	258
Deferred income taxes	1,869	1,845
Shareholder's equity
Common stock, $.01 par value, authorized 20,000,000 shares, issued 2,921,981 in 2002; 2,836,290 in 2001	30	28
Class B stock, $.01 par value, authorized 5,000,000 shares, issued 1,013.043 in 2002; 1,206,296 in 2001	10	12
Accumulated Other Comprehensive Loss	(64)	-
Retained earnings	20,413	25,454
Total shareholder's equity	20,389	25,494
Total liabilities and shareholder's equity	$30,042	$29,682

See accompanying notes

 Consolidated Income Statement

	2002	2001	2000
Net sales	$32,121	$30,842	$26,464
Costs and expenses:
Cost of products sold	24,110	23,350	18,710
Selling, general and administrative expenses	3,971	3,710	3,060
Corporate expense allocation	1,002	886	982
Interest expense	12	24	50
Total costs and expenses	29,095	27,970	22,802

Gain (loss) on sale of real estate	-	(13)	203

Income before taxes	3,026	2,859	3,865

Provision for income taxes	1,067	1,126	1,123

Net income	$1,959	$1,733	$2,742

Earnings per share:
Basic	$.49	$.43	$.70
Diluted	$.48	$.42	$.68

Consolidated Statement of Cash Flows

(in thousands)	Years ended December 31,
	2002	2001	2000
Cash flows from operating activities
Net income	$1,959	$1,733	$2,742
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,054	3,004	2,938
Provision for doubtful accounts	(22)	(51)	(20)
Provision for deferred taxes	63	65	45
(Gain) loss on disposal of assets	-	13	(203)
Cash flows from changes in operating assets and liabilities:
Accounts receivable	1,237)	(1,511)	(1,145)
Inventories	(366	804	(823)
Prepaid expenses	114)	(81)	70
Accounts payable	461)	(141)	187
Accrued expenses	40	89	80
Deferred compensation	284	232	26
Net cash provided by operating activities	6,824	4,156	3,897

Cash flows from investing activities
Proceeds from sale of assets	-	15	517
Dividend paid to Astronics in connection with the spin-off
	(7000	-	-
Change in other assets	(132)	(60)	(27)
Capital expenditures	(8,014)	(1,427)	(1,316)
Net cash used by investing activities	(15,146)	(1,472)	(826)

Cash flows from financing activities
Principal payments on long-term debt	(158)	(169)	(363)
Due from or due to Astronics Corporation	8,480	(2,515)	(2,708)
Net cash (used in) provided by financing activities	8,322	(2,684)	(3,071)

Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	1	1	1
Cash and cash equivalents at end of year	$1	$1	$1

Disclosure of cash payments
Interest	$12	$24	$50
Income taxes	1,043	1,036	1,382

See accompanying notes.

Consolidated Statement of Shareholders' Equity

 (in thousands)

	Common Stock		Class B Stock		Accumulated
	Par Shares	Par Value	Shares	Value	Other Loss	Retained Earnings	Comprehensive Income
Balance at December 31, 1999	2,504	$25	334	$3		$20,991
Net income						2,742	$2,742
Adjustments to shares outstanding as a result of activity at Astronics:
Stock Distribution	-	-	286	3		(3)
Exercise of stock options	29	1	-	-		(1)
Class B Stock Converted	39	-	(39)	-		-
Balance at December 31, 2000	2,572	$26	581	$6		$23,729

Net income						1,733	$1,733
Adjustments to shares outstanding as a result of activity at Astronics
Stock Distribution	-	-	808	8		(8)
Stock repurchases	(20)	-	-	-		-
Exercise of stock options	93	-	8	-		-
Class B Stock Converted	191	2	(191)	(2)		-
Balance at December 31, 2001	2,836	$28	1,206	$12		$25,454

Net income						1,959	$1,959
Mark to Market Adjustment for Derivatives (net of income tax benefit of $39)					$ (64)		(64)
Total Comprehensive Income							$1,895
Dividend paid to Astronics in connection with the Spin-Off						(7,000)
Adjustments to shares outstanding as a result of activity at Astronics:
Stock repurchases	(97)	-
Exercise of stock options	24	10
Class B Stock Converted	206	2	(206)	(2)
Balance at December 31, 2002	2,969	$30	1,010	$10	$ (64)	$20,413

See accompanying notes.

Notes to Consolidated Financial Statements

1.   Basis of Presentation

On September 19, 2002, the Board of Directors of Astronics Corporation (Astronics) initially approved the spin-off of its Printing and Packaging business all of which is operated by Astronics' wholly-owned subsidiary MOD-PAC CORP. On February 7, 2003, Astronics set the record date and the distribution date for the spin-off as February 18, 2003 and March 14, 2003, respectively. The spin-off is to be accomplished by means of a distribution (the Distribution) of all of the outstanding shares of MOD-PAC CORP.'s common stock and Class B stock. As a result, all of the Printing and Packaging segment of Astronics will be included in the spin-off. These shares of MOD-PAC CORP., will be distributed on a pro rata basis to the shareowners of Astronics in a tax-free distribution. The Astronics Board of Directors set a one-for-two distribution ratio, in which (i) each Astronics common stock owner will receive one share of MOD-PAC CORP. common stock for every two shares of Astronics common stock owned on the record date for the Distribution and (ii) each Astronics Class B stock owner will receive one share of MOD-PAC CORP. Class B for every two shares of Astronics Class B stock owned on the record date for the Distribution. At the time of the Distribution, MOD-PAC CORP. will become a separately traded, publicly held company.

In connection with the Distribution, MOD-PAC CORP. declared and recorded a dividend to Astronics as of December 31, 2002 in the amount of $7 million.

At December 31, 2002 the Company owed Astronics $4,751,000. This amount has been classified as a long-term obligation because it was refinanced with a portion of the proceeds of a $10 million seven-year term note that the Company closed with HSBC Bank USA on February 20, 2003.

Historically, Astronics provided certain administrative services to MOD-PAC CORP., as with all of its subsidiaries. These services included corporate payroll and employee benefits administration, legal, tax, treasury and risk management. Costs incurred by Astronics for these administrative services were allocated to its operating units, including MOD-PAC CORP., proportionately based on sales, which should approximate the costs that would have been incurred by it on a stand-alone basis. Management believes that the method for allocation of these administrative costs by Astronics to MOD-PAC is reasonable. All other administrative costs, including insurance premiums, outside legal costs, and salaries and benefits of the Company's employees have been charged directly to the Company.

Astronics also administers programs in which MOD-PAC CORP. participates, including medical and insurance programs. Costs for these programs are billed to MOD-PAC CORP. based on actual usage, which should approximate those that would have been incurred on a stand-alone basis.

Prior to the Distribution, the Company will be recapitalized. Astronics will exchange its existing shares of our common stock for approximately 2,934,489 shares of our common stock and approximately 1,010,912 shares of our class B stock. The accompanying financial statements give retroactive effect to this recapitalization.

Notes to Consolidated Financial Statements

2.   Significant Accounting Policies Revenue and Expense Recognition

The Company is a manufacturer and printer of folding cartons used primarily in the confectionary and consumer product markets. The Company also markets its printing and imprinting capabilities to the short run commercial and the personalized print markets. Short run commercial printing includes business cards and direct mail post cards. Personalized printing and imprinting includes items used for social occasions such as invitations and napkins. The vast majority of the Company's sales are to customers in North America, although the Company often ships orders to destinations outside of North America on behalf of its customers.

Revenue is recognized on the accrual basis which is either at the time of shipment of goods or, in the case of the supply agreement with VistaPrint, when contract costs are incurred. There are no significant contracts allowing for right of return. A trade receivable is recorded at the value of the sale. The Company performs periodic credit evaluations of its customers financial condition and generally does not require collateral. Amounts not collected from customers within 120 days of the due date of the invoice are credited to an allowance for doubtful accounts. After collection efforts have been exhausted, uncollected balances are charged off to the allowance. For the year ended December 31, 2002, VistaPrint Limited and Kendall/Tyco accounted for 19.3% and 1l.8% of the Company's net sales, respectively. For the year ended December 31, 2001, Kendall/Tyco, Hershey Foods and VistaPrint Limited accounted for 13.90%, 12.2% and l0.4% of the Company's net sales, respectively. For the year ended December 31, 2000, Kendall/Tyco and Hershey Foods accounted for 14.0% and 10.1% of the Company's net sales, respectively. Shipping and handling costs are expensed as incurred and are included in costs of products sold. Sales exclude discounts and allowances. All repairs and maintenance costs are charged to expense. The Company does not provide services such as engineering or design for which it receives revenues.

The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. The measurement prescribed by APB Opinion No. 25 does not recognize compensation expense if the exercise price of the stock option equals the market price of the underlying stock on the date of grant. Accordingly, no compensation expense related to stock options has been recorded in the financial statements.

For purposes of pro forma disclosures, the estimated fair value of the Astronics stock options at the date of grant is amortized to expense over the options' vesting period. The Company's pro forma information for the three years ended December 31, 2002, is presented in the table below:

	2002	2001	2000
(in thousands)
Net income as reported	$1,959	$1,733	$2,742
Adjustments to record compensation expense for stock option awards under the fair value method of accounting.	(123)	(20)	(183)
Pro forma net income	$1,836	$1,531	$2,559
Pro forma basic earnings per share	$0.46	$0.38	$0.66
Pro forma diluted earnings per share	$0.45	$0.37	$0.64

Earnings Per Share

Earnings per share computations are based upon the following table:

December 31	2002	2001	2000
(in thousands, except per share data)
Net Income	$1,959	$1,733	$2,742
Basic earnings per share weighted average shares	4,017	4,026	3,915
Net effect of dilutive stock options	83	82	92
Diluted earnings per share weighted average shares	4,100	4,108	4,007
Basic earnings per share	$.49	$.43	$.70
Diluted earnings per share	.48	.42	.68

Property, Plant and Equipment

Depreciation of property, plant and equipment is computed on the straight-line method for financial reporting purposes and on accelerated methods for income tax purposes. Estimated useful lives of the assets are as follows: buildings, 10-40 years; and machinery and equipment, 4-10 years.

The cost of properties sold, or otherwise disposed, and the accumulated depreciation thereon are eliminated from the accounts, and the resulting gain or loss is reflected in income. Renewals and betterments are capitalized; maintenance and repairs are expensed.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of tax benefits that are not expected to be realized. Although the Company has been included in the consolidated federal income tax return of Astronics Corporation income tax expense has been recorded on a separate return basis.

Cash and Cash Equivalents

All highly liquid instruments with a maturity three months or less at the time of purchase are considered cash equivalents.

Inventories

Inventories are stated at the lower of cost or market, cost being determined in accordance with the first-in, first-out method.  Inventories at December 31, are as follows:

	2002	2001
(in thousands)
Finished goods	$1,655	$1,488
Work in progress	237	200
Raw material	976	814
	$2,868	$2,502

All earnings per share calculations reflect the shares and options outstanding had the Distribution occurred at the beginning of each period presented. The net effect of dilutive stock options relates only to stock options held by employees of the Company and the Directors of Astronics.

Capital Stock

Class B Stock is identical to common stock, except Class B Stock has ten votes per share, is automatically converted to common stock when sold or transferred, and cannot receive dividends unless an equal or greater amount is declared on common stock. As of December 31, 2002, 2,013,000 shares of common stock have been reserved for issuance upon conversion of the Class B stock and for options granted under the employee and director stock option plans.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Long-lived Assets

Long-lived assets to be held and used are initially recorded at cost. The carrying value of these assets is evaluated for recoverability whenever adverse effects or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are recognized if future undiscounted cash flows and earnings from operations are not expected to be sufficient to recover the long-lived assets. The carrying amounts are then reduced by the estimated shortfall of the discounted cash flows.

Recently Issued Accounting Standards not yet adopted

There are no recently issued accounting standards not yet adopted that are expected to have a material impact on the Company's financial position or results of operations.

In October 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long -Lived Assets. This statement is effective for the Company's 2002 fiscal year. This statement provides additional guidance on estimating cash flows when performing recoverability tests, requires that a long-lived asset (group) to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset (group) as "held for sale." These new rules regarding long-lived asset impairment and disposal do not have a material impact on the Company's financial position or results of operations because the Company has no such assets that are impaired or in the process of being disposed of.

In 2002, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 146, Costs Associated with Disposal Activities. This new accounting standard is effective for the Company's 2003 fiscal year and no material impact on the Company's financial position or results of operations is expected because the Company does not expect to engage in any asset disposals nor exit any activities in the foreseeable future.

3.   Long-Term Debt

The Company entered into a financing agreement with a commercial bank that permits the Company to borrow up to $10,000,000 at anytime through June 1, 2003 at an interest rate that floats with LIBOR plus 1%. Borrowings that are outstanding at June 1, 2003 will be repaid over seven years in quarterly installments plus interest. In March 2003, the Company borrowed $7 million under the financing agreement and paid all amounts due Astronics Corporation. The term loan is secured by the Company's equipment. The financing agreement also provides for a $6 million line of credit.

The financing agreement requires the Company to maintain tangible net worth of $19,500,000 and limits the Company's ability to pay dividends to 75% of current earnings after December 31, 2002. In addition the Company must comply with other financial covenants related to current ratio, leverage and debt service coverage. Long-term debt consists of the following:

	2002	2001
(in thousands)
Amount due
Astronics Corporation	$4,751	$-
Other	291	448
	5,042	448
Less estimated current maturities	630	158
	$4,412	$290

4. Leases

The Company leases production equipment under an operating lease expiring in 2010. This lease commenced in 2001 and rental expense for that year was $106,000, while for 2002 it was $424,000. Minimum future rental payments under non-cancelable lease obligations as of December 31, 2002 are: 2003, $424,000; 2004, $424,000; 2005, $424,000; 2006, $424,000; 2007, $424,000; thereafter $1,096,000.

5.  Transactions with VistaPrint Limited

The Company performed printing and order fulfillment services for VistaPrint Limited, resulting in net sales of $594,000, $3,220,000 and $6,198,000 during each of the years in the three-year period ended December 31, 2002, respectively. VistaPrint owed MOD-PAC CORP. $1,944,000 and $927,000 at December 31, 2001 and 2002, respectively, related to such services. Robert S. Keane, the son of Kevin T. Keane, is a shareholder in and chief executive officer of VistaPrint Limited. In addition, Kevin T. Keane is a shareholder in VistaPrint Limited, holding less than 5% of its capital stock.

The Company has a supply agreement with VistaPrint Limited pursuant to which the Company is VistaPrint Limited's exclusive North American supplier of printed products. Printed products delivered to VistaPrint Limited's customers pursuant to this agreement are billed to VistaPrint Limited at the Company's fully burdened cost divided by 0.75. VistaPrint Limited is obligated to pay the Company for such shipments within 40 days of invoice. This agreement expires April 2, 2011. This agreement requires that the Company equip a pilot production facility in Waltham, Massachusetts. The equipment related to this facility was purchased in September 2002 at an aggregate cost of $1.0 million, including equipment purchased from VistaPrint Limited for $412,000. The pilot production equipment is located in an office which is subleased from VistaPrint Limited. The Company is committed to the sublease through June 30, 2004 at an annual rent of approximately $21,000.

The Company has an additional supply agreement with VistaPrint Limited for outside of North America, whereby VistaPrint Limited is obligated to give the Company a commercially reasonable opportunity to bid for the manufacturing rights of VistaPrint Limited's printed products outside of North America. Pursuant to this agreement, the price for products shall be negotiated, but in no event shall they exceed the Company's fully burdened cost divided by 0.75. This agreement also expires April 2, 2011.

6. Stock Option and Purchase Plans

Historically, the Company's employees participated in stock option plans sponsored by Astronics Corporation. It is the Company's plan to substitute options of the Company for the outstanding options of Astronics held by the Company's employees and directors with the completion of the Distribution. The substitution will preserve the intrinsic value of the Astronics options that are outstanding at the date of the Distribution. To determine the number and exercise price of the Company's options to be substituted, the Company will multiply the number of shares purchasable under each Astronics stock option by a ratio determined at the time of the Distribution and divide the exercise price per share of each option by the same ratio. This ratio will be determined by reference to the fair value of Astronics common stock and the Company common stock at the time of the Distribution, so as to equalize the intrinsic value of the option before and after the distribution. Fractional shares will be rounded down to the nearest whole number of shares. The other terms of the substituted options will be the same as in effect under the Astronics options immediately prior to the Distribution. In order to facilitate the substitution, the Company's Board of Directors adopted an employee stock option plan and a directors stock option plan which authorize 800,000 and 200,000 options, respectively.

 A summary of the activity of the Company's employees and directors in the stock option and purchase plans of Astronics Corporation for the years ended December 31 follows:

2002	2001	2000
Options	Weighted Average Exercised Price	Options	Weighted Average Exercised Price	Options	Weighted Average Exercised Price
Outstanding at the beginning of the year	337,082	$4.53	304,392	$3.87	268,933	$3.49
Options granted	27,100	$10.62	26,500	$15.77	26,600	$9.88
Adjustments to maintain intrinsic value as a result of stock distributions	-	-	67,403	$(1.13)	27,671	$(.39)
Options exercised	(52,933)	$1.77	(61,213)	$1.10	(18,812)	$1.26
Outstanding at the end of the year	311,249	$5.56	337,082	$4.53	304,392	$3.87

Exercisable at December 31	258,410	$4.65	287,719	$3.74	268,070	$3.26

Exercise prices for options outstanding as of December 31, 2002 range from $1.06 to $15.24. The weighted average remaining contractual life of these options is 5 years.

Astronics established the Incentive Stock Option Plans for the purpose of attracting and retaining executive officers and key employees, and to align management's interest with those of the shareholders of Astronics Corporation. Generally, the options must be exercised within ten years from the grant date and vest ratably over a five-year period. The exercise price for the options is equal to the fair market value at the date of grant.

Astronics established the Directors Stock Option Plans for the purpose of attracting and retaining the services of experienced and knowledgeable outside directors, and to align their interest with those of its shareholders. The options must be exercised within ten years from the grant date. The exercise price for the option is equal to the fair market value at the date of grant.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 2001 and 2002; risk-free interest rate of 6.5%, 6% and 5.5%; dividend yield of 0% for all three years; volatility factor of the expected market price of Astronics' common stock of .44, .35 and .35; and a weighted average expected life of the option of 4.5, 4.5 and 7 years. The weighted average grant date fair value of options granted during, 2000, 2001 and 2002 was $4.24, $4.82 and $5.59.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Astronics established the Employee Stock Purchase Plan to encourage employees of its subsidiaries to invest in Astronics. The plan provides employees that have been with the Company for at least a year the option to invest up to 20% of their cash compensation (up to an annual maximum of $20,000) in Astronics common stock at a price equal to 850/0 of the fair market value of the Astronics common stock, determined each October 1. Employees are allowed to enroll annually. Employees indicate the number of shares they wish to obtain through the program and their intention to pay for the shares through payroll deductions over the annual cycle of October 1 through September 30. Employees can withdraw anytime during the annual cycle and all money withheld from the employees pay is returned with interest. If an employee remains enrolled in the program, enough money will have been withheld from the employees' pay during the year to pay for all the shares that the employee opted for under the program. At December 31, 2002, MOD PAC employees had outstanding options to purchase 36,457 shares at $6.11 per share on September 30, 2003.

7.   Income Taxes

The provision for income taxes consists of the following:

December 31	2002	2001	2000
(in thousands)
Currently payable
US Federal	$973	$978	$994
State	31	83	84
Deferred	63	65	45
	$1,067	$1,126	$1,123

The effective tax rates differ from the statutory federal income tax rate as follows:

December 31	2002	2001	2000
Statutory federal income tax rate	34.0%	34.0%	34.0%
Non-deductible expense	.3	.4	.3
State income tax, net of federal income tax benefit	.7	109	1.4
Research and development credits		-	(.4)
Other	.3	-	-
State investment tax credits, net of federal benefit	-	(6.8)	(2.8)
Change in valuation allowance	-	10.0	(3.4)
	35.3%	39.5%	29.1%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting pus-poses and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2002 and 2001 are as follows:

(in thousands)	2002	2001
Long-term deferred tax liabilities: Tax depreciation over book depreciation	$2,629	$2,593
Long-term deferred assets: State investment tax credit carryforwards	1,324	1,314
Other - net	148	146
Total long-term deferred tax assets	1,472	1,460
Valuation allowance for deferred tax assets related to investment tax credit carryforwards	(712)	(712)
Net long-term deferred tax asset	760	748
Net long-term deferred tax liability	$1,869	$1,845

At December 31, 2002, the Company had state investment tax credit carryforwards of $2,070,000 expiring through 2017. The deferred tax asset valuation allowance at December 31, 2000 was $429,000.

8.  Profit Sharing/401(k) Plan

MOD-PAC Corp. participates in the Astronics qualified Profit Sharing/410(k) Plan.  Most of its full-time employees are eligible for annual contributions based on percentages of pre-tax income.  In addition, employees may contribute a portion of their salary to the 401(k), which is partially matched by MOD-PAC CORP.  The plan may be amended or terminated at any time.  Total charges to income for the plan were $342,000, $435,000 and $361,000 in 2000, 2001 and 2002, respectively.

9.   Transactions with Astronics

In connection with the Distribution, MOD-PAC CORP. is expected to execute and deliver the Separation and Distribution Agreement (Distribution Agreement) and certain related agreements that are summarized below. This summary is qualified in all respects by the terms of the Distribution Agreement and such related agreements.

Distribution Agreement

Pursuant to the Distribution Agreement, Astronics will transfer to the Company all assets and liabilities associated with the Company that are not already in its name and will distribute all of the shares of the Company's common stock and Class B stock owned by Astronics to its shareholders. Pursuant to the Distribution, each holder of Astronics common stock will receive one share of the Company's common stock for every two shares of Astronics common stock held by him or her on the record date, and each holder of Astronics Class B stock will receive one share of the Company's Class B stock for every two shares of Astronics Class B stock held by him or her on the record date. The Distribution Agreement also provides, among other things, that the Company will indemnify Astronics for all liabilities, including contingent liabilities, relating to the Company's business and that certain contingent liabilities not allocated to one of the parties will be shared equally by the Company and Astronics.

Employee Benefits Agreement and Plans

The Company and Astronics are expected to enter into an Employee Benefits Agreement, pursuant to which the Company will create independent employee benefit plans that are substantially similar to Astronics' existing plans. The agreement will provide for the transfer of assets and liabilities of various Astronics employee benefit plans related to the Company's employees. Generally, following the Distribution, Astronics will cease to have any liability or obligation to the Company's employees and their beneficiaries under any of Astronics benefit plans, programs or policies.

Tax Sharing Agreement

The Company and Astronics are expected to enter into a Tax Sharing Agreement, which will govern the Company's and Astronics' respective rights, responsibilities and obligations after the Distribution with respect to taxes for the periods ending on or before Distribution. Generally, pre-Distribution taxes that are clearly attributable to the business of one party will be borne solely by that party, and other pre-Distribution taxes will be shared by the parties based upon a formula set forth in the Tax Sharing Agreement. In addition, under the Tax Sharing Agreement, liability for taxes that are incurred as a result of the restructuring activities undertaken to implement the Distribution will be borne 600/u by Astronics and 40~~/o by the Company. If the Distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of our stock or assets, or some other action of ours, then the Company will be solely liable for any resulting corporate taxes.

Interim Services Agreement

The Company and Astronics are expected to enter into an Interim Services Agreement, whereby Astronics will provide the Company, on an interim, transitional basis, payroll processing, general ledger preparation, financial reporting, training, shareholder relations, risk management and benefits administration services. The agreed upon charges for such services are generally intended to allow Astronics to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, without profit, and will be allocated between us and Luminescent Systems, Inc., a subsidiary of Astronics, based upon our relative sales.

10.   Supplemental Employee Retirement Plan

In connection with the Distribution, the Company adopted a non-qualified supplemental retirement defined benefit plan (SERP) for certain executives similar to the Astronics existing supplemental benefit. The SERP benefit is based on 65% of the three-year average compensation for participants who have 25 years of service. Offsets to this target benefit are made for social security and company contributions under the qualified profit sharing plan. The plan will be unfunded. In addition to the retirement benefits the plan also provides for paid medical, dental and long term care to those participants receiving retirement benefits under the plan.

11.  Selected Quarterly Financial Information (unaudited)

(in thousands)	2002					2001
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	$9,637	$7,700	$7,221	$7,563	$9,205	$7,794	$6,884	$6,959
Cost of products sold	7,201	5,762	5,518	5,629	6,609	5,776	5,424	5,541
Net Income	719	460	303	477	666	579	299	189
Earnings per share
Basic	0.18	0.12	0.08	0.12	0.16	0.14	0.07	0.05
Diluted	$0.18	$0.12	$0.07	$0.12	$ 0.16	$0.14	$0.07	$0.05

Board of Directors

William G. Gisel, Jr.

Chief Operating Officer

Rich Products Corporation

Daniel G. Keane

President and Chief Executive Officer

MOD-PAC CORP.

Kevin T. Keane

Chairman of the Board

MOD-PAC CORP.

Robert J. McKenna

President and Chief Executive Officer

Wenger Corporation

Howard Zemsky

Managing Partner

Taurus Partners LLC

Officers

Charles H. Biddlecom

Vice President-Marketing,
MOD-PAC CORP.

Donna L. Eckman

Vice President,
Krepe-Kraft Division

Leo T. Eckman

President,
Krepe-Kraft Division

Daniel G. Keane

President and Chief Executive Officer,
MOD-PAC CORP.

Kevin T. Keane

Chairman of the Board,
MOD-PAC CORP.

Larry N. Kessler

Vice President-Operations,
MOD-PAC CORP.

Philip C. Rechin

Vice President-Sales,
MOD-PAC CORP.

C. Anthony Rider

Vice President-Finance and Treasurer,
Chief Financial Officer,
MOD-PAC CORP.

Diane M. Sims

Vice President-Marketing,
Krepe-Kraft Division

Shareholder Information

Stock Activity	Stock Exchange Listing
MOD-PAC CORP. became a separately traded public company on March 14, 2003	NASDAQ NM: MPAC

Transfer Agent and Registrar	Attorneys

For services such as change of address, replacement of lost certificates, and changes in registered ownership, or for inquiries as to your account, contact:

American Stock Transfer & Trust Co.

59 Maiden Lane

New York, NY 10038

Tel: 800-937-5449

Fax: 718-236-2641

website:  www.amstock.com

Hodgson Russ LLP Buffalo, New York Independent Auditors Ernst & Young LLP Buffalo, New York

Annual Meeting

The 2003 annual meeting of shareholders will be held May 16th, 2003, at 10:00 A.M. at MOD-PAC CORP., 1801 Elmwood Avenue, Buffalo, NY 14207

Annual Report on Form 10-K

The Companys Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained upon request to Shareholder Relations, MOD-PAC CORP., 1801 Elmwood Avenue, Buffalo, NY 14207.

Investor Relations

Investors, stock brokers, security analysts and others seeking information about MOD-PAC CORP. should contact:

C.  Anthony Rider, Chief Financial Officer, 716-873-0640 or email at
arider@modpac.com.

Additional information is available on our web site at: www.modpac.com.

Forward Looking Statements

This Annual Report to Shareholders contains forward looking statements. Such statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results expressed or implied by such statements, including general economic and business conditions, conditions affecting the markets served by us and, conditions affecting our customers and suppliers, competitor responses to our products and services particularly with respect to pricing, the overall market acceptance of such products and services and successful completion of our capital expansion program. We use words like will, "may," "should," "plan,"" believe," "expect,""anticipate." "intend,""future" and other similar expressions to identify forward looking statements. You should not place undue reliance on these forward looking statements, which speak only as of their respective dates. These forward looking statements are based on our current expectations and are subiect to a number of risks and uncertainties. Our actual operating results could differ materially from those predicted in these forward-looking statements, and any other events anticipated in the forward looking statements may not actually occur.