Form 10-K, Exhibit 13
period 2003-12-31
MOD PAC CORP
filed 2004-03-25
CIK 1191857

Exhibit 13

Challenging the World of Print

MOD PAC

2003 Annual Report

Delivering the Challenge

MOD-PAC CORP is a differentiated, high value-added print services firm operating a unique low-cost business model. We are an innovative company that aggressively integrates technology into our marketing and operations to provide on-demand print products and services for our customers.

Consistently outpacing the printing industry over each of the last five years, our key differentiator is our success at being a just-in-time producer of short-run, quality print products. We apply lean manufacturing processes coupled with state-of-the-art printing technologies to challenge our competition and expand our market share.

MOD-PAC’s strategy is to leverage our capabilities to meet the growing needs of on-demand print and to expand our service offering to address more of the print value chain.

Five-Year Financial Highlights

(dollars in thousands except for per share data)	2003	2002	2001	2000	1999
Performance:
Net Sales	$41,215	$32,121	$30,842	$26,464	$24,325
Cost of Products Sold	$31,265	$24,110	$23,350	$18,710	$16,727
Gross Margin	24.1%	24.9%	24.3%	29.3%	31.2%
Selling, General and Administrative Expenses	$6,159	$4,973	$4,596	$4,042	$3,976
Operating Margin	9.2%	9.5%	9.4%	14.0%	14.9%
Net Income	$2,200	$1,959	$1,733	$2,742	$2,539
Net Margin	5.3%	6.1%	5.6%	10.4%	10.4%
Basic Earnings Per Share	$0.58	$0.49	$0.43	$0.70	$0.66
Weighted Average Shares Outstanding — Basic	3,772	4,017	4,026	3,915	3,855
Diluted Earnings Per Share	$0.57	$0.48	$0.42	$0.68	$0.64
Weighted Average Shares Outstanding — Diluted	3,837	4,100	4,108	4,007	3,975
Return on Average Assets	6.2%	6.6%	6.0%	10.1%	9.6%
Return on Average Equity	10.4%	8.5%	7.0%	12.2%	12.9%

Year End Financial Position:
Total Assets	$40,516	$30,042	$29,682	$27,873	$26,445
Long Term Debt (excluding current portion)	9,657	4,412	290	448	618
Shareholders’ Equity	21,951	20,389	25,494	23,761	21,019
Book Value Per Share	$5.90	$5.18	$6.48	$6.04	$5.34

Other Data:
Depreciation and Amortization	$4,071	$3,054	$3,004	$2,938	$2,754
Capital Expenditures	$8,530	$8,014	$1,427	$1,316	$4,957
Shares Outstanding — Common	2,744	2,922	2,836	2,572	2,504
- Class B	976	1,013	1,206	581	334
Number of Registered Shareholders — Common	806	n/a	n/a	n/a	n/a
(as of March 9, 2004) - Class B	1,756	n/a	n/a	n/a	n/a

Message from the CEO

     2003 was a year of great success for MOD-PAC, yet we believe we are in the early stages of the growth that we can realize over the next ten years. The market’s demand for speed, flexibility, and color is driving change for the business services industry, which includes the world of print.

     Our company is embracing this change successfully, and it is substantiated by the 28% growth of our sales during very trying times for the print and packaging industry. Importantly, the proof lies in the strength of the operating profits we generate, which far exceed industry standards, even as we invest in significant operating resources to support our growth.

     Net sales in 2003 grew to a record $41.2 million. Sales were driven by the dramatic growth of our commercial printing product line, which more than doubled to $13.6 million in 2003 from $6.4 million the prior year. Our customer for this product line is VistaPrint, an internet marketer of standard-type print products such as business cards and direct mail post cards for the small office and home office market. Our second major product line, custom folding cartons, also had very solid growth of 9.6% to $14.8 million. Over the last several years, we have been able to successfully develop large customers that recognize the value to their operations of print-on-demand services. They tend to run either highly specialized folding cartons or private label products and require a high degree of flexibility to address their order flow.

     We achieved growth in revenue of our personalized print product line of almost 12% to $3.2 million in 2003 as a result of our recently introduced web commerce activities. Although at present a small part of our total sales, we have plans to expand this line through increased internet marketing activities. We continue to maintain our strong market share for stock boxes in the confectionary marketplace. Net sales of this product line were $9.5 million, up from $9.4 million the year before.

     Our net income for 2003 was $2.2 million, a 12% increase over the $2.0 million in 2002, while diluted earnings per share increased 18.8% to $0.57 for the year.

Early Adopter

     We were among the first to recognize the dramatic influence technology would have on the print world. We continually innovate with technology in order to create a sustainable competitive advantage. For example, we were an early adopter of rapidly advancing equipment and processes. We evaluated our operating processes, studied world-class operations in the manufacturing arena and rapidly translated the best practices into our facility. We did not limit ourselves in the magnitude of change that we could introduce within a print facility. Through our innovation, we have considered every aspect of our process: from the initial contact with the customer through delivery-on-demand.

     We believe our continued success depends on our ability to answer these questions:

•	How can we continually improve our processes?

•	How can we eliminate our work in process?

•	How can we improve our inventory turns?

•	How can we work with our customers to reduce their inventory on hand?

•	In sum, how can we provide the customer what they need when they need it?

     Our uniqueness is a result of our perseverance at addressing these questions, our early entry into the technology arena as a print manufacturer and our ability to provide our customers the highest quality product in the shortest amount of time in the quantities they need.

Strategic Focus

     Strategically, we recognize that over time others may learn certain operational efficiencies. Likewise, investments in high-tech equipment can be made by the competition as well. We believe we have the first mover’s advantage, but must endeavor to keep our lead. As a result, our strategic intent is to continue our growth by taking market share and leveraging our expertise in print markets where the margin opportunities are attractive.

     Currently, the North American print industry is an extremely large, and highly fragmented market where the largest providers enjoy less than 10% market shares. However, the industry is reaching a critical tipping point. Today there are over 40,000 small, privately-owned firms actively competing for print sales. Our industry has entered into a highly disruptive phase that will dramatically reduce the number of print providers over the next five years. The primary catalyst for this fundamental restructuring is rapidly advancing computer technology. Starting with the desktop publishing revolution that Apple Computer initiated in the 1980s, the efficiency of our industry has been dramatically impacted by microprocessors.

     As one of the industry’s early adopters, MOD-PAC has enjoyed a long history of efficiency gains that technology has offered. With our investments in desktop publishing systems in the 1980s, additional investments in computer integrated tooling and production equipment in the 1990s, and our early move onto the Internet in the last five years, we have lead our industry in the adoption of advanced technologies.

     We believe the harnessing of the Internet’s power to economically capture and aggregate thousands of individual print orders into one highly efficient production workflow is the final technology element that will trigger the disruptive restructuring of the print industry. The economies of scale that we gain from our efficient marketing and operating practices will allow us to significantly capitalize on this disruption. We have built a super-print facility that incorporates a repetitive process operation which, contrary to standard reasoning, produces mass-customized products on a regular basis. Our order flows are characterized by high volumes of smaller orders, which are rapidly produced, packaged, and shipped to multiple customer locations. Over the next five years, we should realize major growth because we started early with our focus on building a low-cost operating model and were persistent with the integration of technology into our operating and marketing processes.

Determined Outlook

     Our expectations are high, but we are realistic. As an innovative player in an exceptionally large industry, we think we have the advantage. Over the next five years, we believe it is possible for MOD-PAC to average 20% growth in sales on a purely organic basis while continuing to realize margins well above the industry average. For 2004, we see revenue and earnings growth consistent with this goal as we advance our strategy through the refinement of our operations, marketing and sales activities.

     We appreciate your interest as we persistently challenge the world of print.

Sincerely,

Daniel G. Keane,

President and CEO

March 20, 2004

Keeping the Lead on the Competition

Since the mid-1990s, our history reflects the dramatic changes and investments we have been making to be a leader in the advancement of processes and technology in the print arena. We have defined our niche market based on customers’ needs for on-demand short-run printing. Our strategic approach is to address this niche with a super-print facility that can operate much more cost effectively than typical small print shops with less than 10 employees or the large long-run print businesses. Unlike most large print facilities that tend toward batch operations, our operation is designed around a demand flow concept. It is the combination of technology and methodology that enables us to uniquely address this market niche of the print industry. Technology has impacted our business from marketing and order processes through delivery to the end user.

     At MOD-PAC, we have created a highly repetitive process that is extremely efficient. We use print presses in a way that amazes print equipment manufacturers regarding the nature of the output we achieve. We’ve gone outside the box, so to speak, and developed methods of print that address the short-run needs of customers. We apply large format, offset presses to the print-on-demand market more readily than most printers. Our automated pre-press workflow, our make-ready speed, and our fulfillment operations provide significant value for the markets we are targeting. We are changing the paradigm of the print world and creating a better margin business than historical print business models. Our current high growth business model targets gross margins of 25% and operating margins of 10% with operating profit defined as earnings before interest and income taxes. We see the opportunity for strengthening operating margins as our sales volume expands and we increase our operating leverage.

     In the last three years, we have doubled our high-speed press capacity by adding three large format presses and have invested substantially in advanced pre-press automation and post-press finishing equipment. We also have been an early adopter of digital (plateless) presses which enable us to pursue markets that require even shorter

     MOD-PAC has outperformed the industry over the past five years. Our competitive advantage is our ability to produce a high volume of individual orders at a competitive price on a just-in-time basis.

runs than what we can efficiently accommodate on large format offset presses. Our growth capital expenditures reflect this. Over the last two years, we have invested over $16 million in our operations. This investment includes a cogeneration system we installed in order to effectively meet our power requirements for our growth.

We believe that we have developed printing techniques that are unique and not readily replicable. The combination of our flow process and press management techniques with automated pre-press technology gives us a decided edge over the competition as we flow a high variety of orders through our facility in a very cost effective manner. We continuously improve our processes and increase our capabilities in order to keep our lead and build our business.

Expanding our Market Channels

Strategically, we are building our business through focused efforts to reach customers that have a need for just-in-time production of their print requirements. We continue to be an early adopter of technologies in order to sustain our leadership position in the print industry.

Our commercial print operation has grown rapidly in the last three years as a result of the success of our customer, VistaPrint. Our innovative approach to the print process enabled them to provide a unique selling proposition to gain market share and establish customer loyalty through the quality product and service provided. The combination of the Internet as a marketing and order aggregation tool and a super efficient print facility has proven to be a high value, high growth business model.

Our custom operation continues its success as a specialized supplier of folding cartons in the Eastern United States. Our ability to consistently produce and deliver packaging on an on-demand basis, allows us to play a critical role in our customers’ supply chains. The short lead times and the private label packaging that today’s competitive retail environments demand, fit well with our capabilities. Although we are a niche player in the $8 billion packaging market, our unique business design offers packaging buyers a highly differentiated, high-value added service. The current volume leaders in the packaging segment are focused on market share and cash flow. In contrast, we are focused on constantly reinventing our business design to find and create tomorrow’s growth and profit opportunities.

The marketing and order aggregation power of the Internet continues to drive the growth of our Personalized Print product line. In 2002, we launched a prototype website, Partybasics.com, to serve the social stationery needs of consumers. We continue to develop this site to sell a broad line of invitations and napkins that are used in weddings, birthdays and other life celebrations. Over the next few years, we will leverage this experience to other print markets. We expect this initiative to be a major source of growth. In addition to our traditional product lines, we are continually reviewing new products and services that would benefit from our ability to provide for the mass customization of print on an on-demand basis. Key to our success will be our ability to foresee technology’s role in delivering services such as wedding and party invitations and making the investments needed to create that capability.

We believe there will be numerous opportunities for us to exploit our specialized capabilities over the next decade. We have found the low cost operating strategies and practices that we have honed in the highly competitive carton markets have a ready audience in the broader print markets. In today’s dynamic economy, our customers value our ability to truly produce on-demand. Our goal is to rapidly emerge as the best print services company by providing convenient, uncomplicated, flexible service, and by delivering the most value to our customers. We believe there are great opportunities in our industry for those willing to support, modernize, and focus their operations. In the long-term, this is the only means of capturing solid, sustainable profits in this industry.

M O D — P A C C O R P .

M A N A G E M E N T ’ S  D I S C U S S I O N   A N D  A N A L Y S I S

Net Sales

     Net sales were up 28.3% in 2003 compared with 2002. For the year 2003, net sales were $41.2 million compared with $32.1 million in 2002, an increase of $9.1 million.

     Commercial print-on-demand, which had net sales of $13.6 million for 2003, accounted for $7.2 million of this increase. This more than doubled the 2002 level of $6.4 million. These sales are all pursuant to our long-term supply agreement with VistaPrint Limited. Revenue under our cost plus one-third mark-up arrangement with VistaPrint is driven by the cost of production resources, such as equipment, personnel and factory infrastructure as well as material costs, such as paper, press plates and ink, dedicated to completing VistaPrint’s order flow. In response to VistaPrint’s forecast for order flow, the Company rapidly expanded the resources dedicated to the commercial print-on-demand business in the first half of 2003, which in turn resulted in sharp consecutive quarter over quarter revenue growth. In the second half of 2003, we continued to add additional resources but at a slower pace than in the first half of 2003, which was reflected in the second half ‘s rate of revenue expansion for this product line.

     Net sales of custom folding cartons were up $1.3 million, or 9.6%, in 2003 to $14.8 million from $13.5 million in 2002. The increase was split between increased volume at existing accounts and the addition of new accounts.

     Net sales in MOD-PAC’s stock box product line experienced a slight increase of $0.1 million to $9.5 million from $9.4 million in 2002.

     Personalized print net sales grew almost 12%, or $0.3 million, to $3.2 million from $2.9 million in 2002. We have increased our internet marketing activities and broadened the product line.

     Net sales were up 4.1% in 2002 compared with 2001. For the year 2002, net sales were $32.1 million compared with $30.8 million in 2001, an increase of $1.3 million. Short-run commercial printing, which had net sales of $6.2 million for the year, generated the growth; nearly double the 2001 level of $3.2 million. The growth in short-run commercial printing more than offset the decline in sales of the custom folding carton product line for 2002. Custom folding carton net sales in 2002 were $13.7 million compared with $15.1 million in 2001. The decrease mostly occurred in a couple key accounts as a direct result of volume declines experienced by these customers for their products or from product line rationalizations, all as a result of the weakness of the economy experienced in 2002.

Cost of Products Sold

     As a percentage of net sales, cost of products sold was fairly stable during each of the three years ended December 31 at 75.9%, 75.1% and 75.7%, for the years 2003, 2002 and 2001, respectively. Generally we were able to balance capacity increases with enough volume to offset the associated costs of production resources needed to increase capacity. Throughout the three-year period, we have added additional capacity measured both in terms of equipment and production hours available. For example, during most of 2001 we had three high-speed presses running up to two shifts a day; by the second half of 2003 we had six high-speed presses running as many as three shifts a day.

Selling, General and Administrative Costs

     As a percentage of net sales, selling, general and administrative costs remained fairly consistent at 14.9% in 2003, 15.5% in 2002 and 14.8% in 2001. (Expense allocations from Astronics Corporation in the first quarter 2003 and for the years 2002 and 2001 are included in selling, general and administrative costs.) The majority of selling, general and administrative costs are related to salaries and benefits for sales and administrative personnel, which have increased due to additional headcount, salary adjustments and increased costs for benefits such as employee medical and dental. In addition, $0.1 million one-time costs associated directly with the spin-off, as well as $0.4 million in recurring costs associated with being a separate public company, affected 2003.

Interest Expense

     Interest expense in 2003 was $245 thousand. Even though this is a significant increase from the $12 thousand and $24 thousand incurred in 2002 and 2001, respectively, it is still less than 1% of sales. The increase in 2003 is a result of borrowings to fund the Company’s capital program.

Loss on Disposal of Assets

     The loss on sale of assets in 2003 and 2001 of $101 thousand and $13 thousand, respectively, results from the sale or disposal of mainly pre-press equipment and components, which became redundant as a result of the Company’s implementation of more advanced technology.

Provision for Income Taxes

     Our effective income tax rate was 36.1% in 2003, compared with 35.3% in 2002 and 39.5% in 2001. The

M O D — P A C C O R P .

M A N A G E M E N T ’ S  D I S C U S S I O N  A N D  A N A L Y S I S  ( c o n t i n u e d )

2001 tax rate was higher than normal due to a valuation allowance for deferred tax assets recorded in that year.

Net Income

     Net income in 2003 was $2.2 million, an increase of $0.2 million over 2002. This increase was a result of a $0.7 million increase in operating income, due to the 28.3% increase in sales, offset by the increased interest expense, the loss on disposal of equipment and higher income taxes.

     Net income in 2002 was $2.0 million, an increase of $0.2 million over 2001. This increase was a result of a $0.1 million increase in operating income, due to increased sales, and a lower effective income tax rate.

Earnings Per Share

     Earnings per share calculations prior to the spin-off reflect the shares and options outstanding had the Distribution occurred at the beginning of each period presented. Shares used for the basic shares outstanding prior to the Distribution reflect the shares outstanding of Astronics Corporation factored by the distribution ratio. The net effect of dilutive stock options prior to the Distribution relates only to stock options held by employees of the Company and the Directors of Astronics. Since the date of the Distribution, the Company’s shares and dilutive stock options are used in the EPS calculations. The diluted earnings per share calculation for 2003 excludes 54,052 stock options that were anti-dilutive at December 31, 2003. In the second quarter of 2003, the Company repurchased 199,082 shares of its common stock which was approximately 5% of the shares then outstanding. These repurchases had a $0.02 per share favorable effect on the 2003 basic and diluted EPS calculation.

Liquidity

     In 2003, cash provided by operating activities was $6.8 million, about the same as 2002 because increased net income and non-cash items such as depreciation and deferred income taxes were offset by increased requirements for working capital components. In 2002, cash provided by operating activities was $6.8 million compared with $4.2 million in 2001, an increase of $2.6 million, primarily because the Company was able to reduce cash used to fund working capital components in 2002 by $1.8 million.

     Capital expenditures in 2003 were $8.5 million compared with $8.0 million in 2002 and $1.4 million in 2001. Most of these expenditures are related to additional production equipment and, to a lesser extent, additional production facilities. In 2001, we also acquired the property rights to production equipment valued at $3.2 million through a long term operating lease. During the three-year period ended December 31, 2003, we doubled our high speed press capacity by adding three large format presses. In connection with these presses we invested substantially in pre-press and post-press equipment. We also added three production lines based on leading edge digital press technology. We expanded production, warehouse and office space at both of our production facilities in Western New York. At our main production facility we installed a 2.1 megawatt power plant that will ensure source and stability of power to operate our production equipment.

     We paid a $7.0 million dividend to Astronics at December 31, 2002 in connection with our spin-off from Astronics. Preceding the spin-off we closed on a $10 million term loan facility in February 2003, and subsequently, we paid all amounts due Astronics. In addition to the term loan facility, we have a line of credit available from a commercial bank for $6 million. Although we used the line of credit during 2003, there were no amounts outstanding on the line at December 31, 2003. The term loan is being amortized over seven years through 2010, and bears interest at floating rates, which are based on LIBOR, and is secured by our production equipment. The line of credit is unsecured, and amounts outstanding, if any, bear interest generally based on LIBOR or the bank’s prime rate, at the Company’s option. We are required to maintain certain financial covenants with regard to current ratio, net worth, leverage and debt service coverage. The net worth requirement limits our ability to pay dividends to 75% of our annual earnings after December 31, 2002, however, we have no intention of paying dividends for the foreseeable future.

     During 2003, the Company expended $1.0 million for the repurchase of 199,082 shares. These repurchases occurred within the two-month period following the spinoff and it is unlikely that such an opportunity will recur, although the Company has an outstanding authorization from its Board to repurchase 200,000 shares. A portion of this authorization will be used for the small shareholder buy back program announced January 14, 2004.

     At December 31, 2003, the Company had commitments to purchase capital equipment totaling $2,250,000. At December 31, 2003, outstanding irrevocable letters of credit were $345,000.

     We believe that cash on hand of $1.3 million at December 31, 2003, cash flow from operations, and the $6 million available on the line of credit are sufficient to meet our cash requirements for operations, capital expenditures, common stock redemptions and debt service for 2004.

M O D — P A C   C O R P .

M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S   ( c o n t i n u e d )

Contractual Obligation

Payments Due by Period
(000's omitted)
		Less than	More than 1 year	More than 3 years
Contractual Obligation	Total	1 year	less than 3	less than 5	Over 5 years
Long-Term Debt	$9,286	$1,429	$2,858	$2,858	$2,141
Capital Lease Obligations	5,400	180	360	360	4,500
Operating Leases	3,187	492	984	933	778
Purchase Obligations	2,365	2,365	0	0	0
Deferred Compensation	879	569	115	96	99

Total	$21,117	$5,035	$4,317	$4,247	$7,518

Off-Balance Sheet Arrangements

     The only off-balance sheet arrangements the Company has are operating leases for production equipment. Rental expense under these non-cancelable leases was $440,000 in 2003, $424,000 in 2002 and $106,000 in 2001. Minimum future rental payments under non-cancelable lease obligations as of December 31, 2003 are: 2004, $492,000; 2005, $492,000; 2006, $492,000; 2007, $492,000; 2008, $441,000; and thereafter, $778,000. The Company has the right to purchase the leased equipment for the fair market value at the end of the lease.

Market Risks

     As a result of short cycle times, the Company does not have any long-term commitments to purchase production raw materials or sell products that would present significant risks due to price fluctuations. Raw paper stock is available to us from multiple domestic sources; as a result, we believe the risk of supply interruptions due to such things as strikes at the source of supply or to logistics systems is limited.

     Risks due to fluctuation in interest rates are a function of the Company’s floating rate debt obligations that total $9.3 million at December 31, 2003. As a result, a change of 1% in interest rates would impact annual net income by approximately $58,000.

     As a result of the commissioning of its 2.1 megawatt cogeneration facility in May of 2003, over 90% of the Company’s power needs are met through natural gas. The Company has investigated supply contracts of various lengths; currently it has a supply contract through March 31, 2004 at $5.12 per decatherm. The price of natural gas has fluctuated widely in the past 24 months, from a low of $3.00 per decatherm to a high of $7.00, and is currently above $5.12 per decatherm. A one-dollar per decatherm change in the price of natural gas would affect the Company’s annual net income by $32,000. A back-up power source would be a diesel-powered generator. The Company has made arrangements for and tested this alternative.

     We have no foreign operations, nor do we transact any business in foreign currencies. Accordingly, we have no foreign currency market risks.

Recently Issued Accounting Standards

     Except for compliance costs associated with Sarbanes-Oxley and related regulations, there are no recently issued accounting standards that will have a material impact on our financial position or results of operations. The cost of compliance associated with Sarbanes-Oxley is not determinable, but it is likely to exceed $200,000 (pre-tax) on an annual basis.

     In 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Purpose Entities. The consolidation requirements of Interpretation No. 46 apply to variable purpose entities for the calendar year 2003. The Company has no, nor is it planning to, create any special purpose entities which it otherwise would not have consolidated but for Interpretation No. 46.

     In 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Company has no, nor is it planning to, issue any financial instruments that would be governed by FASB Statement No. 150.

M O D — P A C   C O R P .

M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S   ( c o n t i n u e d )

Critical Accounting Policies

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. In developing such estimates, management evaluates the facts known to it at the time and applies such facts within the framework of certain critical accounting policies that govern valuation allowances of the Company’s assets. These policies include determining the need for a valuation allowance with respect to doubtful accounts receivable, lower of cost or market reserves related to the Company’s inventories, depreciation allowances and impairment reserves with respect to the Company’s long-lived assets and valuation allowances with respect to the realizability of deferred tax assets. Often, management must make certain assumptions about the future when applying these policies. Management uses past experience in developing such assumptions about the future. Actual experience will be different than the assumptions made and the differences could result in material adjustments to management’s estimates.

     Specifically and with respect to deferred tax assets, the Company had gross deferred tax assets at December 31, 2003 of $1.7 million, which relate primarily to New York State Investment Tax Credits. These credits are subject to certain statutory provisions, such as the length of available carry-forward period and minimum tax, which reduces the probability of realization of the full value of such credits. Management established a reserve of $1.0 million for these credits based on actual historical realization rates and the statutory carry-forward period. Due to the Company’s rate of capital expenditures, annual amounts of tax credits generated have generally exceeded its annual utilization rate of such credits. As long as this trend continues, management likely will make annual additions to the reserve. Changes in the New York State tax law or the tax status of the Company’s operations in New York State would require adjustments to the reserve.

R E P O R T   O F
I N D E P E N D E N T   A U D I T O R S

     We have audited the accompanying balance sheets of MOD-PAC CORP. as of December 31, 2003 and 2002, and the related statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MOD-PAC CORP. at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Buffalo, New York
January 30, 2004

C O N S O L I D A T E D   B A L A N C E   S H E E T

(in thousands, except share data)	December 31,
	2003	2002
ASSETS
Current assets
Cash and cash equivalents	$1,310	$1
Trade accounts receivable:
VistaPrint (note 5)	2,239	927
All other customers	2,930	2,803
Allowance for doubtful accounts	(36)	(4)

Net trade accounts receivable	5,133	3,726
Refundable income taxes	565	53
Due from Astronics Corporation	74	–
Inventories	2,878	2,868
Prepaid expenses	338	87

Total current assets	10,298	6,735
Property, plant and equipment, at cost Land	864	463
Buildings and equipment	10,762	7,745
Machinery and equipment	42,035	30,895
Construction in progress	83	4,616

	53,744	43,719
Less accumulated depreciation and amortization	24,866	21,048

Net property, plant and equipment	28,878	22,671
Other assets	1,340	689

Total assets	$40,516	$30,095
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$1,429	$630
Account payable	2,107	1,330
Accrued expenses	1,639	859

Total current liabilities	5,175	2,819
Long-term debt	9,657	4,412
Deferred compensation	894	606
Deferred income taxes	2,839	1,869
Shareholders’ equity
Common stock, $.01 par value, authorized 20,000,000 shares, issued 2,943,384 in 2003; 2,921,981 in 2002	30	30
Class B stock, $.01 par value, authorized 5,000,000 shares, issued 975,979 in 2003; 1,013,043 in 2002	10	10
Additional paid-in capital	359	–
Accumulated other comprehensive loss	(59)	(64)
Retained earnings	22,613	20,413

	22,953	20,389

Less treasury stock: 199,082 shares in 2003	(1,002)	–

Total shareholders’ equity	21,951	20,389

	$40,516	$30,095

See accompanying notes.

M O D — P A C   C O R P .

C O N S O L I D A T E D   I N C O M E   S T A T E M E N T

(in thousands, except share data)	Years ended December 31,
	2003	2002	2001
Net sales	$41,215	$32,121	$30,842
Costs and expenses:
Cost of products sold	31,265	24,110	23,350
Selling, general and administrative expenses	6,159	4,973	4,596
Interest expense	245	12	24

Total costs and expenses	37,669	29,095	27,970
Loss on disposal of assets	(101)	—	(13)

Income before taxes	3,445	3,026	2,859
Provision for income taxes	1,245	1,067	1,126

Net income	$2,200	$1,959	$1,733

Earnings per share:
Basic	$.58	$.49	$.43

Diluted	$.57	$.48	$.42

See accompanying notes.

M O D — P A C   C O R P .

C O N S O L I D A T E D   S T A T E M E N T   O F   C A S H   F L O W S

	Years ended December 31
(in thousands)	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,200	$1,959	$1,733
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,071	3,054	3,004
Provision for doubtful accounts	32	(22)	(51)
Deferred compensation	86	284	232
Provision for deferred taxes	970	63	65
Loss on disposal of assets	101	–	13
Cash flows from changes in operating assets and liabilities:
Accounts receivable	(1,439)	1,237	(1,511)
Refundable income taxes	(511)	(47)	–
Due from Astronics	(74)	–	–
Inventories	(10)	(366)	804
Prepaid expenses	(250)	114	(81)
Accounts payable	777	461	(141)
Accrued expenses	874	87	89

Net cash provided by operating activities	6,827	6,824	4,156

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of assets	–	–	15
Dividend paid to Astronics in connection with the spin-off	–	(7,000)	–
Change in other assets	(405)	(132)	(60)
Capital expenditures	(8,530)	(8,014)	(1,427)

Net cash used in investing activities	(8,935)	(15,146)	(1,472)

CASH FLOWS FROM FINANCING ACTIVITIES
New long-term debt	10,000	–	–
Principal payments on long-term debt	(1,005)	(158)	(169)
Due from or due to Astronics Corporation — through spin-off	(4,751)	8,480	(2,515)
Proceeds from issuance of stock	175	–	–
Purchase of treasury stock	(1,002)	–	–

Net cash provided by (used in) financing activities	3,417	8,322	(2,684)

Net change in cash and cash equivalents	1,309	–	–
Cash and cash equivalents at beginning of year	1	1	1

Cash and cash equivalents at end of year	$1,310	$1	$1

DISCLOSURE OF CASH PAYMENTS
Interest	$224	$12	$24
Income taxes	$635	$1,043	$1,036

See accompanying notes.

C O N S O L I D A T E D   S T A T E M E N T   O F   S H A R E H O L D E R S ’   E Q U I T Y

	COMMON STOCK		CLASS B STOCK		TREASURY STOCK
								Accumulated
								Other
	Shares	Par	Shares	Par			Paid-In	Comprehensive	Retained	Comprehensive
(in thousands)	Issued	Value	Issued	Value	Shares	Cost	Capital	Income (Loss)	Earnings	Income
Balance at December 31, 2000	2,572	$26	581	$6					$23,729
Net income									1,733	$1,733

Adjustments to shares outstanding as a result of activity at Astronics:
Stock Distribution	–	–	808	8					(8)
Stock repurchases	(20)	–	–	–					–
Exercise of stock options	93	–	8	–					–
Class B stock converted	191	2	(191)	(2)					–

Balance at December 31, 2001	2,836	$28	1,206	$12					$25,454
Net income									1,959	$1,959
Mark to market adjustment for derivatives (net of income tax benefit of $39)								$(64)		(64)

Total comprehensive income										$1,895
Dividend paid to Astronics in connection with the Spin-Off									(7,000)
Adjustments to shares outstanding as a result of activity at Astronics:
Stock repurchases	(144)	–
Exercise of stock options	27	–	10
Class B stock converted	203	2	(203)	$(2)

Balance at December 31, 2002	2,922	$30	1,013	$10				$(64)	$20,413
Net income									2,200	$2,200
Reclassification of loss included in net income (net of income tax benefit of $3)								5		5

Total comprehensive income										$2,205
Stock option and employee stock purchase plans	41	–	3	–			$174
Adjustments to shares outstanding for Astronics: stock repurchases	(54)	–	(6)	–
Class B stock converted	34		(34)
Transfer of assets from Astronics in conjunction with the spin-off							185
Treasury stock purchased					199	$1,002

Balance at December 31, 2003	2,943	$30	976	$10	199	$1,002	$359	$(59)	$22,613

See accompanying notes.

M O D — P A C   C O R P .

N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

1. Basis of Presentation

     On March 14, 2003, MOD-PAC CORP. (the Company) was spun-off from Astronics Corporation by means of a tax-free distribution (the Distribution) of all of the outstanding shares of MOD-PAC CORP.’s common stock and Class B stock. The Astronics Board of Directors set a one-for-two distribution ratio, in which (i) each Astronics common stock owner received one share of MOD-PAC CORP. common stock for every two shares of Astronics common stock owned on the record date for the Distribution and (ii) each Astronics Class B stock owner received one share of MOD-PAC CORP. Class B for every two shares of Astronics Class B stock owned on the record date for the Distribution. As a result of the Distribution, MOD-PAC CORP. became a separately traded, publicly held company.

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

     Historically, Astronics provided certain administrative services to MOD-PAC CORP., as with all of its subsidiaries. These services included corporate payroll and employee benefits administration, legal, tax, treasury and risk management. Costs incurred by Astronics for these administrative services were allocated to its operating units, including MOD-PAC CORP., proportionately based on sales, which should approximate the costs that would have been incurred by it on a stand-alone basis. Management believes that the method for allocation of these administrative costs by Astronics to MOD-PAC is reasonable. All other administrative costs, including insurance premiums, outside legal costs, and salaries and benefits of the Company’s employees have been charged directly to the Company. Amounts allocated from Astronics for the period prior to the Distribution in 2003 were $225,000 and in 2002 and 2001 were $1,002,000 and $886,000, respectively.

     Astronics also administers programs in which MOD-PAC CORP. participates, including medical and insurance programs. Costs for these programs are billed to MOD-PAC CORP. based on actual usage, which should approximate those that would have been incurred on a stand-alone basis.

     Prior to the Distribution, the Company was recapitalized. Astronics exchanged its existing shares of our common stock for approximately 2,868,316 shares of our common stock and approximately 1,007,341 shares of our Class B stock. The accompanying financial statements give retroactive effect to this recapitalization.

2. Significant Accounting Policies

Revenue and Expense Recognition

     The Company is a manufacturer and printer of folding cartons used primarily in the confectionary and consumer product markets. The Company also markets its printing and imprinting capabilities to the short-run commercial and the personalized print markets. Short-run commercial printing includes business cards and direct mail post cards. Personalized printing and imprinting includes items used for social occasions such as invitations and napkins. The vast majority of the Company’s sales are to customers in North America, although the Company often ships orders to destinations outside of North America on behalf of its North American customers.

     Revenue is recognized on the accrual basis, which is either at the time of shipment of goods or, in the case of the supply agreement with VistaPrint, when contract costs are incurred. There are no significant contracts allowing for right of return. A trade receivable is recorded at the value of the sale. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Amounts not collected from customers within 120 days of the due date of the invoice are credited to an allowance for doubtful accounts. After collection efforts have been exhausted, uncollected balances are charged off to the allowance. For the year ended December 31, 2003, VistaPrint Limited accounted for 33% of the Company’s net sales, respectively. For the year ended December 31, 2002, VistaPrint Limited and Kendall/Tyco accounted for 19.3% and 11.8% of the Company’s net sales, respectively. For the year ended December 31, 2001, Kendall/Tyco, Hershey Foods and VistaPrint Limited accounted for 13.9%, 12.2% and 10.4% of the Company’s net sales, respectively. Shipping and handling costs are expensed as incurred and are included in costs of products sold. Sales exclude discounts and allowances. All repairs and maintenance costs are charged to expense. The Company does not provide services such as engineering or design for which it receives revenues.

     Advertising costs are expensed when incurred and were $198,000 in 2003, $119,000 in 2002 and $113,000 in 2001.

M O D — P A C   C O R P .

N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S   ( c o n t i n u e d )

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

     For purposes of pro forma disclosures, the estimated fair value of the Company’s stock options at the date of grant is amortized to expense over the options’ vesting period. The Company’s pro forma information for the three years ended December 31, 2003 is presented in the table below:

(in thousands)	2003	2002	2001
Net income as reported	$2,200	$1,959	$1,733
Adjustment to record compensation expense for stock option awards under the fair value method of accounting	(142)	(123)	(202)

Pro forma net income	$2,058	$1,836	$1,531
Pro forma basic earnings per share	$0.55	$0.46	$0.38
Pro forma diluted earnings per share	$0.54	$0.45	$0.37

Earnings Per Share

     Earnings per share computations are based upon the following table:

	Year ended December 31,
(in thousands, except per share data)		2003	2002	2001
Net income	$2,200	$1,959		$1,733

Basic earnings per share weighted average shares	3,772	4,017		4,026
Net effect of dilutive stock options	65	83		82

Diluted earnings per share weighted average shares	3,837	4,100		4,108
Basic earnings per share	$0.58	$0.49		$0.43
Diluted earnings per share	$0.57	$0.48		$0.42

     Earnings per share calculations prior to the spin-off reflect the shares and options outstanding had the Distribution occurred at the beginning of each period presented. Shares used for the basic shares outstanding prior to the Distribution reflect the shares outstanding of Astronics Corporation factored by the distribution ratio. The net effect of dilutive stock options prior to the Distribution relates only to stock options held by employees of the Company and the Directors of Astronics. Since the date of the Distribution the Company’s shares and dilutive stock options are used in the EPS calculations. The diluted earnings per share calculation for 2003 excludes 54,052 stock options that were anti-dilutive at December 31, 2003.

Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

Property, Plant and Equipment

     Depreciation of property, plant and equipment is computed on the straight-line method for financial reporting purposes and on accelerated methods for income tax purposes. Estimated useful lives of the assets are: buildings, 10-40 years; and machinery and equipment, 3-10 years.

     The cost of properties sold, or otherwise disposed, and the accumulated depreciation thereon are eliminated from the accounts, and the resulting gain or loss is reflected in income. Renewals and betterments are capitalized; maintenance and repairs are expensed.

Income Taxes

     The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of tax benefits that are not expected to be realized. The Company was included in the consolidated federal income tax return of Astronics Corporation through the date of the spin-off however; income tax expense has been recorded on a separate return basis.

Cash and Cash Equivalents

     All highly liquid instruments with maturity three months or less at the time of purchase are considered cash equivalents.

M O D — P A C   C O R P .

N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S   ( c o n t i n u e d )

Inventories

     Inventories are stated at the lower of cost or market, with cost being determined in accordance with the first-in, first-out method. Inventories at December 31, are as follows:

(in thousands)	2003	2002
Finished goods	$1,707	$1,655
Work in progress	151	237
Raw material	1,020	976

	$2,878	$2,868

Capital Stock

     Class B Stock is identical to common stock, except Class B Stock has ten votes per share, is automatically converted to common stock when sold or transferred, and cannot receive dividends unless an equal or greater amount is declared on common stock. As of December 31, 2003, 1,976,000 shares of common stock have been reserved for issuance upon conversion of the Class B stock and for options granted under the employee and director stock option plans.

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

Recently Issued Accounting Standards

     There are no recently issued accounting standards not yet adopted that are expected to have a material impact on the Company’s financial position or results of operations.

     In 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, Employers’ Disclosures about Pensions and Other Post Retirement Benefits, to improve disclosures regarding defined benefit plans. This has no impact on the Company because it has no defined benefit pension plans.

     In 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Interpretation No. 46 Consolidation of Variable Interest Entities, to improve the financial reporting of companies involved with variable interest entities. This has no impact on the Company currently because it is not involved with any variable interest entities.

     In 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Company has no, nor is it planning to, issue any financial instruments that would be governed by FASB Statement No. 150.

3. Long-Term Debt

     The Company entered into a financing agreement with a commercial bank that provided the Company with a $10 million term loan facility. The term loan is secured by the Company’s equipment the carrying value of which at December 31, 2003 was $12.5 million. The financing agreement also provides a $6 million unsecured line of credit.

     The financing agreement requires the Company to maintain tangible net worth of $20,050,000 and limits the Company’s ability to pay dividends to 75% of current earnings after December 31, 2002. In addition, the Company must comply with other financial covenants related to current ratio, leverage and debt service coverage.

     In November of 2003, the Company entered into a lease transaction which gives it control of the real estate complex adjoining its main production facility. This complex consists of approximately 13 acres and buildings totaling approximately 270,000 square feet. It is a capital lease for accounting and financial reporting purposes, which means that the land and buildings are capitalized and depreciated, while the lease obligation is treated as the equivalent of a mortgage note. The lease is for a term of forty-nine years with the option to buy the underlying real estate and terminate the lease in the 20th year. Lease payments are $180,000 annually which are accounted for as interest expense for financial reporting purposes. The purchase option in the twentieth year is $1,800,000, which represents the principal balance of the obligation. The carrying value of the underlying real estate is $2,032,000 at December 31, 2003.

M O D — P A C   C O R P .

N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S   ( c o n t i n u e d )

     Long-term debt consists of the following:

(in thousands)	2003	2002
Amount due Astronics Corporation	$0	$4,751
Term loan due in quarterly installments through 2010 plus interest based on LIBOR	9,286	0
Capitalized lease obligation due in 2023; bears interest at 10%; payable monthly	1,800	0
Other	0	291

	11,086	5,042
Less estimated current maturities	1,429	630

	$9,657	$4,412

4. Operating Leases

     The Company leases production equipment under various operating leases. Rental expense under these leases was $440,000 in 2003, $424,000 in 2002 and $106,000 in 2001. Minimum future rental payments under non-cancelable lease obligations as of December 31, 2003 are: 2004, $492,000; 2005, $492,000; 2006, $492,000; 2007, $492,000; 2008, $441,000, thereafter, $778,000. The Company has the right to purchase the leased equipment for the fair market value at the end of the lease.

5. Transactions with VistaPrint Limited

     The Company performed printing and order fulfillment services for VistaPrint Limited, resulting in net sales of $3,220,000, $6,198,000 and $13,631,000 during each of the years in the three-year period ended December 31, 2003, respectively. VistaPrint Limited owed MOD-PAC CORP. $927,000 and $2,239,000 at December 31, 2002 and 2003, respectively, related to such services. Robert S. Keane, the son of Kevin T. Keane, is a shareholder in and chief executive officer of VistaPrint Limited. In addition, Kevin T. Keane is a shareholder in VistaPrint Limited, holding less than 5% of its capital stock.

     The Company has a supply agreement with VistaPrint Limited pursuant to which the Company is VistaPrint Limited’s exclusive North American supplier of printed products. Printed products delivered to VistaPrint Limited’s customers pursuant to this agreement are billed to VistaPrint Limited at the Company’s fully burdened cost divided by 0.75. VistaPrint Limited is obligated to pay the Company for such shipments within 40 days of invoice date. This agreement expires April 2, 2011. In connection with this agreement, the Company equipped a pilot production facility in Lexington, Massachusetts. The equipment related to this facility has a net carrying value of $403,000 and is located in an office leased by VistaPrint Limited for its U.S. operations. The costs associated with operating this pilot production facility, including any facility and other costs billed to MOD-PAC CORP. by VistaPrint Limited, are included in the fully burdened costs that are divided by 0.75 and billed to VistaPrint Limited. In September 2002, MOD-PAC CORP. purchased printing equipment from VistaPrint Limited for $412,000.

     VistaPrint Limited has retained the right to produce its own printed products for delivery outside of North America. However, if VistaPrint Limited were to seek to outsource the production of any such printed products, the Company has an additional agreement with VistaPrint Limited, whereby VistaPrint Limited is obligated to give the Company a commercially reasonable opportunity to bid for the manufacturing rights of VistaPrint Limited’s printed products outside of North America. Pursuant to this agreement, the price for products shall be negotiated, but in no event shall they exceed the Company’s fully burdened cost divided by 0.75. This agreement also expires April 2, 2011.

6. Stock Option and Purchase Plans

     Historically, the Company’s employees participated in stock option plans sponsored by Astronics Corporation. In connection with the Distribution the Company granted, to its employees holding Astronics options, substitution options under its stock option plan. The substitution options preserve the intrinsic value of the Astronics options that were outstanding at the date of the Distribution. To determine the number and exercise price of the Company’s options to be substituted, the Company multiplied the number of shares purchasable under each Astronics stock option by a ratio determined at the time of the Distribution and divided the exercise price per share of each option by the same ratio. This ratio was determined by reference to the fair value of Astronics common stock and the Company common stock at the time of the Distribution, so as to equalize the intrinsic value of the option before and after the Distribution. Under SEC regulations, fair value for this purpose is defined as the first trade immediately following the distribution. Fractional shares were rounded down to the nearest whole number of shares. The other terms of the substituted options are the same as those in effect under the Astronics options immediately prior to the Distribution.

M O D — P A C   C O R P .

N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S   ( c o n t i n u e d )

     MOD-PAC CORP. established the Incentive Stock Option Plans for the purpose of attracting and retaining executive officers and key employees, and to align management’s interests with those of the shareholders of MOD-PAC CORP. Generally, the options must be exercised within ten years from the grant date and vest ratably over a five-year period. The exercise price for the options is equal to the fair market value at the date of grant.

     MOD-PAC CORP. established the Directors’ Stock Option Plans for the purpose of attracting and retaining the services of experienced and knowledgeable outside directors, and to align their interest with those of its shareholders. The options must be exercised within ten years from the grant date. The exercise price for the options is equal to the fair market value at the date of grant.

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2002 and 2003; risk-free interest rate of 6.0%, 5.5% and 4.0%, respectively; dividend yield of 0% for all three years; volatility factor of the expected market price of MOD-PAC common stock of .35 for all three years; and a weighted average expected option life of 7 years for all three years. The weighted average fair value at the grant date of options granted during 2001, 2002 and 2003 was $4.82, $5.59, and $2.76, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

A summary of stock option activity for the years ended December 31 follows:

	2003		2002		2001
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price
Outstanding at the beginning of the year	311,249	$5.56	337,082	$4.53	304,392	$3.87
Options granted	66,000	$6.62	27,100	$10.62	26,500	$15.77
Options forfeited	(154,724)	$3.80	–	–	–	–
Adjustments to maintain intrinsic value as a result of stock distributions	–	–	–	–	67,403	$(1.13)
Adjustment to actual amount of substitution options granted	48,611	$(1.60)	–	–	–	–
Options exercised	(22,320)	$(1.55)	(52,933)	$1.77	(61,213)	$1.10

Outstanding at the end of year	248,816	$6.29	311,249	$5.56	337,082	$4.53

Exercisable at December 31	106,293	$5.20	258,410	$4.65	287,719	$3.74

Exercise prices for options outstanding as of December 31, 2003 range as follows:

Exercise Price	Number of Options	Weighted Average	Weighted Average
Range	Granted/Exercisable	Price	Contractual Life
$0.86 to $2.60	40,911/40,911	$2.08	2.49
$5.21 to $7.74	153,853/49,752	$5.66	7.38
$10.34 to $12.41	54,052/15,630	$11.27	7.55

M O D — P A C   C O R P .

N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S   ( c o n t i n u e d )

     MOD-PAC CORP. established the Employee Stock Purchase Plan to encourage its employees to invest in the Company. The plan provides employees that have been with the Company for at least a year the option to invest up to 20% of their cash compensation (up to an annual maximum of $20,000) in the Company’s common stock at a price equal to 85% of the fair market value of the Company’s common stock, determined each October 1. Employees are allowed to enroll annually. Employees indicate the number of shares they wish to obtain through the program and their intention to pay for the shares through payroll deductions over the annual cycle of October 1 through September 30. Employees can withdraw anytime during the annual cycle and all money withheld from the employee’s pay is returned with interest. If an employee remains enrolled in the program, enough money will have been withheld from the employee’s pay during the year to pay for all the shares that the employee opted for under the program. At December 31, 2003, employees have outstanding options to purchase 27,821 shares at $6.25 per share on September 30, 2004.

7. Income Taxes

     The provision for income taxes consists of the following:

	Years ended December 31,
(in thousands)	2003	2002	2001
Currently payable
US Federal	$287	$973	$978
State	(12)	31	83
Deferred	970	63	65

	$1,245	$1,067	$1,126

     The effective tax rates differ from the statutory federal income tax rate as follows:

	Years ended December 31,
	2003	2002	2001
Statutory federal income tax rate	34.0%	34.0%	34.0%
Non-deductible expense	.5	.3	.4
State income tax, net of federal income tax benefit	(.1)	.7	1.9
Other	—	.3	—
State investment tax credits, net of federal benefit	—	—	(6.8)
Change in valuation allowance	1.7	—	10.0

	36.1%	35.3%	39.5%

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of December 31, 2003 and 2002 are as follows:

(in thousands)	2003	2002
Long-term deferred tax liabilities:
Tax depreciation over book depreciation	$3,991	$2,629
Long-term deferred assets:
State investment tax credit carryforwards	1,718	1,324
Other — net	422	148

Total long-term deferred tax assets	2,140	1,472
Valuation allowance for deferred tax assets related to investment tax credit carryforwards	(988)	(712)

Net long-term deferred tax asset	1,152	760

Net long-term deferred tax liability	$2,839	$1,869

     At December 31, 2003, the Company had state investment tax credit carryforwards of $2,604,000 expiring through 2018. The deferred tax asset valuation allowance at December 31, 2001 was $712,000.

8. Profit Sharing/401(k) Plan

     Prior to the Distribution, the Company participated in the Astronics qualified Profit Sharing/401(k) Plan. Subsequent to the Distribution, the assets in the Astronics Plan were transferred into the MOD-PAC CORP. Qualified Profit Sharing /401K Plan. Most of the Company’s full-time employees are eligible for annual contributions based on percentages of pre-tax income. In addition, employees may contribute a portion of their salary to the 401(k), which is partially matched by the Company. The plan may be amended or terminated at any time. Total charges to income for the Company plan and the predecessor Astronics Plan were $511,000, $388,000 and $435,000 in 2003, 2002 and 2001, respectively.

9. Transactions with Astronics

     In connection with the Distribution, the Company executed the Separation and Distribution Agreement (Distribution Agreement) and certain related agreements that are summarized below. This summary is qualified in all respects by the terms of the Distribution Agreement and such related agreements.

M O D — P A C   C O R P .

N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S   ( c o n t i n u e d )

Distribution Agreement

     Pursuant to the Distribution Agreement, Astronics transferred to the Company all assets and liabilities associated with the Company that were not already in its name and distributed to its shareholders all of the shares of the Company’s common stock and Class B stock owned by Astronics. Pursuant to the Distribution, each holder of Astronics common stock received one share of the Company’s common stock for every two shares of Astronics common stock held by him or her on the record date, and each holder of Astronics Class B stock received one share of the Company’s Class B stock for every two shares of Astronics Class B stock held by him or her on the record date. The Distribution Agreement also provides, among other things, that the Company indemnifies Astronics for all liabilities, including contingent liabilities, relating to the Company’s business and that certain contingent liabilities not allocated to one of the parties will be shared equally by the Company and Astronics.

Employee Benefits Agreement and Plans

     The Company and Astronics entered into an Employee Benefits Agreement, pursuant to which the Company created independent employee benefit plans that are substantially similar to the existing Astronics’ plans, at the Distribution date. The agreement provides for the transfer of assets and liabilities of various Astronics employee benefit plans related to the Company’s employees. Generally, following the Distribution, Astronics ceases to have any liability or obligation to the Company’s employees and their beneficiaries under any of Astronics benefit plans, programs or policies.

Tax Sharing Agreement

     The Company and Astronics entered into a Tax Sharing Agreement, which governs the Company’s and Astronics’ respective rights, responsibilities and obligations after the Distribution with respect to taxes for the periods ending on or before Distribution. Generally, pre-Distribution taxes that are clearly attributable to the business of one party will be borne solely by that party, and other pre-Distribution taxes will be shared by the parties based upon a formula set forth in the Tax Sharing Agreement. In addition, under the Tax Sharing Agreement, liability for taxes that are incurred as a result of the restructuring activities undertaken to implement the Distribution will be borne 60% by Astronics and 40% by the Company. If the Distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of our stock or assets, or some other action of ours, then the Company will be solely liable for any resulting corporate taxes.

Interim Services Agreement

     The Company and Astronics entered into an Interim Services Agreement, whereby Astronics will provide the Company, on an interim, transitional basis, payroll processing, general ledger preparation, financial reporting, training, shareholder relations, risk management and benefits administration services. The agreed upon charges for such services are generally intended to allow Astronics to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, without profit, and will be allocated between us and Luminescent Systems, Inc., a subsidiary of Astronics, on a fifty-fifty basis. Amounts paid to Astronics for such services for the period after the distribution date through December 31, 2003 was $506,000.

M O D — P A C   C O R P .

N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S   ( c o n t i n u e d )

10. Selected Quarterly Financial Information (unaudited)

(in thousands)	2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	$12,439	$10,194	$9,414	$9,168	$9,637	$7,700	$7,221	$7,563
Cost of products sold	9,403	7,781	7,245	6,836	7,201	5,762	5,518	5,629

Net income	$818	$510	$345	$527	$719	$460	$303	$477

Earnings per share
Basic	$0.22	$0.14	$0.09	$0.13	$0.18	$0.12	$0.08	$0.12
Diluted	$0.22	$0.14	$0.09	$0.13	$0.18	$0.12	$0.07	$0.12

     In connection with the Distribution, the Company adopted a non-qualified supplemental retirement defined benefit plan (SERP) for certain executives, similar to the Astronics existing supplemental benefit plan. In each of the first three quarters of 2003, MOD-PAC charged $81,000 to income before taxes for benefits under the SERP. On December 15, 2003 the Board of Directors cancelled the SERP. As a result, the Company reversed the $243,000 provided in the first three quarters of 2003 into income before taxes in the fourth quarter of 2003.

S T O C K   P R I C E S

     The adjacent table sets forth the range of prices for the Company’s common stock, traded on the NASDAQ National Market for each quarterly period since the Distribution.

	2003
First	$4.16	—	$5.95
Second	4.65	—	6.65
Third	6.43	—	8.45
Fourth	$6.88	—	$8.19

Officers and Directors

M O D — P A C   C O R P .

B O A R D   O F   D I R E C T O R S

William G. Gisel, Jr.*
Chief Operating Officer,
Rich Products Corporation

Daniel G. Keane
President and Chief Executive Officer,
MOD-PAC CORP.

Kevin T. Keane
Chairman of the Board,
MOD-PAC CORP.

Robert J. McKenna**
President and Chief Executive Officer,
Wenger Corporation

Howard Zemsky*
Managing Partner,
Taurus Partners LLC

*	Member of Nominating, Compensation and Audit committees.

**	Chairperson of Nominating, Compensation and Audit committees.

O F F I C E R S

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

M O D — P A C   C O R P .

Transfer Agent and Registrar

For services such as change of address, replacement of lost certificates, and changes in registered ownership, or for inquiries as to your account, contact:

American Stock Transfer & Trust Co.
59 Maiden Lane New
York, NY 10038
Tel: 800-937-5449
Fax: 718-236-2641
Website: www.amstock.com

Stock Exchange Listing

NASDAQ NM: MPAC

Attorneys
Hodgson Russ LLP
Buffalo, New York

Independent Auditors
Ernst & Young LLP
Buffalo, New York

Annual Report on Form 10-K

The Company’s Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained upon request to Shareholder Relations, MOD-PAC CORP., 1801 Elmwood Avenue, Buffalo, NY 14207.

Investor Relations

Investors, stock brokers, security analysts and others seeking information about MOD-PAC CORP. should contact:
C. Anthony Rider, Chief Financial Officer,
716-873-0640 or email at arider@modpac.com.

Additional information is available on our web site at: www.modpac.com.

Forward Looking Statements

This Annual Report to Shareholders contains “forward looking statements.” Such statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results expressed or implied by such statements, including general economic and business conditions, conditions affecting the markets served by us and, conditions affecting our customers and suppliers, competitor responses to our products and services particularly with respect to pricing, the overall market acceptance of such products and services and successful completion of our capital expansion program. We use words like “will,” “may,” “should,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “future” and other similar expressions to identify forward looking statements. You should not place undue reliance on these forward looking statements, which speak only as of their respective dates. These forward looking statements are based on our current expectations and are subject to a number of risks and uncertainties. Our actual operating results could differ materially from those predicted in these forward looking statements, and any other events anticipated in the forward looking statements may not actually occur.

1801 Elmwood Avenue, Buffalo, New York 14207 • 716.873.0640 • www.modpac.com	This annual report was printed by MOD-PAC CORP.